UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. __)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV BDC, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

New Mountain Guardian IV Rated Feeder I, LTD. c/o New Mountain Credit CLO Advisers, L.L.C. Attention: Cyrus Moshiri 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian IV Rated Feeder I, LTD.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,550,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,550,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,550,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 49.1%

14	Type of Reporting Person CO

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CUSIP No.      N/A

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV BDC, L.L.C. (the “Issuer”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Item 2.	Identity and Background.

(a) – (c)

This Schedule 13D is being filed by New Mountain Guardian IV Rated Feeder I, LTD., an exempted company incorporated in Bermuda (the “Reporting Person”). The Reporting Person’s business address is c/o New Mountain Credit CLO Advisers, L.L.C., 1633 Broadway, 48th Floor, New York, NY 10019.

The principal business of the Reporting Person is acting as an investment holding company. The Reporting Person is managed by a Board of Directors (the "Board") consisting of 3 directors which act by a majority vote such that no one director has power over the entity. The adviser to the fund is New Mountain Credit CLO Advisers L.L.C. (the "Adviser"). The Adviser acts at the discretion of the Board and does not have investment discretion.

Set forth on Annex A attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Reporting Person. To the best of the Reporting Person's knowledge, except as otherwise set forth herein, none of the persons listed on Annex A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(d) During the last five years, none of the Reporting Persons, nor any person listed on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor any person listed on Annex A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 22, 2023, the Reporting Person entered into a subscription agreement with the Issuer (the "Subscription Agreement") whereby the Reporting Person agreed to purchase Units for an aggregate purchase price equal to $330,000,000 (the "Capital Commitment"). Pursuant to the Subscription Agreement, the Reporting Person will be required to make capital contributions to purchase Units at a specified time (subject to applicable cure periods) each time the Issuer delivers a drawdown notice, which will be issued based on the Issuer’s anticipated investment activities and capital needs in an aggregate amount not to exceed the Capital Commitment. On August 23, 2023, the Issuer delivered a capital drawdown notice to Reporting Person, pursuant to which Reporting Person was obligated to make a capital contribution to purchase 11,550,000 Units at $10 per unit for an aggregate purchase price of $115,500,000. The purchase is expected to close on or about September 7, 2023. The source of funds for the purchase of such Units is the Reporting Person’s working capital received from the issuance of promissory notes to its investors. Additionally, the information contained in Item 6 below is incorporated herein by reference.

The foregoing description of the Subscription Agreement, does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a copy of which is attached as Exhibit A hereto and is incorporated herein by reference.

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Item 4.	Purpose of Transaction.

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The acquisition of the Units as described under Item 3 is solely for investment purposes. The Reporting Person evaluates its investments in the Units on a continual basis.

The Reporting Person reserves the right to be in contact with members of the Issuer’s management, the members of the Issuer’s board of directors, other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value. The Reporting Person reserves the right to effect transactions that would change the number of Units they may be deemed to beneficially own.

The Reporting Person further reserves the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s board of directors, the Issuer’s unitholders, and others.

The Reporting Person has no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Person directly holds 11,550,000 Units representing 49.1% of the outstanding Units. The beneficial ownership percentage assumes that there are 23,525,081 Units outstanding as of the date hereof based on information provided by the Issuer.

(b)          The Reporting Person has the sole power to vote and dispose of the 11,550,000 Units.

(c)          Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the Units of the Issuer during the past 60 days.

(d)          No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Schedule 13D.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 hereof is incorporated by reference to this Item 6.

On August 22, 2023, the Reporting Person entered into an Amended and Restated Limited Liability Company Agreement (the “Issuer LLC Agreement”) and Subscription Agreement with the Issuer.

Pursuant to the Subscription Agreement, the Reporting Person has agreed to purchase Units from the Issuer for an aggregate purchase price of up to $330,000,000 (the “Capital Commitment”). As of the date hereof, $115,500,000 of the Reporting Person’s Capital Commitments have been drawn down by the Issuer. Additional purchases of Units for a purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement. The purchase price for future drawdown dates will be (i) where the then-current net asset value (“NAV”) per Unit is greater than or equal to $9.70, $10.00, and (ii) where the then-current NAV per Unit is less than $9.70, the greater of (A) NAV per Unit and (B) $9.50. The assignability and transferability of the Units are governed by the Issuer LLC Agreement, which imposes substantial restrictions on transfers.

The foregoing descriptions of the Issuer LLC Agreement and the Subscription Agreement, do not purport to be complete and are qualified in their entirety by reference to the Issuer LLC Agreement and the Subscription Agreement, copies or forms of which are attached as Exhibit B and Exhibit C, respectively, hereto and are incorporated herein by reference.

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Reporting Person shall vote its Units in the same proportion as the votes cast by all other holders of the Units.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Subscription Agreement

Exhibit B – Second Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 10 filed with the Commission on July 1, 2022).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2023	NEW MOUNTAIN GUARDIAN IV RATED FEEDER I, LTD.

	By:	/s/ Adam Weinstein
	Name:	Adam Weinstein
	Title:	Authorized Signatory

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS

Name and Position	Principal Occupation	Principal Business Address	Citizenship
April M. Thomas, Director	Director, Walkers Corporate (Bermuda)	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	Bermuda
Christopher Ford, Director	Vice President, Walkers Corporate (Bermuda)	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	Bermuda
Nilani Perera, Director	Senior Vice President, Walkers Fiduciary Limited	Walkers Fiduciary Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9008 Cayman Islands	Cayman Islands
Walkers Corporate (Bermuda) Limited, Secretary	N/A	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	Cayman Islands

Exhibit A

Subscription Documents For

New Mountain Guardian IV BDC, L.L.C.

(NON-U.S. INVESTORS)

SUBSCRIPTION DOCUMENT INSTRUCTIONS

Prospective investors must complete the Subscription Agreement (the “Subscription Agreement”), the Investor Questionnaire (the “Investor Questionnaire”) and any necessary attachments (the Subscription Agreement, the Investor Questionnaire and all such attachments collectively, the “Subscription Documents”) contained in this package in the manner described below. For purposes of these Subscription Documents, the “Investor” is the person or entity for whose account the Units are being purchased and that can make the representations and warranties set forth in the Subscription Documents. Another person or entity with investment authority may execute the Subscription Documents on behalf of the Investor, but should indicate the capacity in which it is doing so and the name of the Investor. Capitalized terms not defined herein are used as defined in the Subscription Agreement.

General Instructions

All Investors must complete or provide the following:

☐	Subscription Agreement (complete page 16, date and execute).

☐	Investor Questionnaire (complete the applicable sections and execute page 18).

☐	Rule 506(D) Events Questionnaire (included as Exhibit A hereto).

☐	Relevant Internal Revenue Service (“IRS”) tax form (W-8BEN, W-8BEN-E, W-8IMY, W-8ECI or W-8EXP) (available at https://www.irs.gov).

☐	Common Reporting Standard (“CRS”) self-certification form (included as Annex 3 hereto).

☐	Evidence of authorization (see instructions below).

The following types of Investors must also complete the following:

Subscription Agreement:

☐	Canadian Investors (as defined herein) should complete Annex 5 to the Subscription Agreement.

☐	Japan Investors (as defined herein) should complete Annex 6 to the Subscription Agreement.

☐	Investors who are domiciled or have a registered office in the European Economic Area should complete Annex 7 to the Subscription Agreement.

Evidence of Authorization:

Each Investor should provide satisfactory evidence of authorization. This evidence of authorization must include evidence of the authority of the individual who signed the applicable IRS Form W-8 to execute such documents.

For Individuals:

☐	Provide a copy of a passport or a driver’s license with photograph and their country of citizenship.

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☐	Provide proof of address that corresponds to the address provided in the Subscription Documents and passport or driver’s license.

☐	If an individual Investor is using a third party to act on his/her behalf, provide a copy of the driver’s license or passport of that third party.

☐	If the copy of the passport or driver’s license of the Investor or third party does not contain the individual’s current address, provide an additional government issued identification document certifying the individual’s name and current address.

For Corporations:

☐	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.

☐	Submit certified corporate resolutions authorizing the subscription and identifying the corporate officer empowered to sign the Subscription Documents.

☐	Provide a copy of the certificate of incorporation, or other information identifying the place of incorporation.

For Partnerships:

☐	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.

☐	Submit a certified copy of the partnership certificate (in the case of limited partnerships) or partnership agreement identifying the general partner(s).

For Limited Liability Companies:

☐	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.

☐	Submit a certified copy of the limited liability company operating agreement or certificate of formation identifying the manager or managing member, as applicable, empowered to sign the Subscription Documents.

☐	Provide a copy of the certificate of formation, or other information identifying the place of formation or incorporation.

For Trusts:

☐	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.

☐	Submit a copy of the trust agreement and, if not included in the trust agreement, a document identifying authorized signatories.

For Employee Benefit Plans:

☐	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.

☐	Submit a certificate or similar documentation of an appropriate officer certifying that the subscription has been authorized and identifying the individual empowered to sign the Subscription Documents.

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For Governmental Plans:

☐	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.

☐	Submit a certificate or similar documentation of an appropriate officer certifying that the subscription has been authorized and identifying the individual empowered to sign the Subscription Documents.

Investors may be requested to furnish other or additional documentation evidencing the authority to invest in the Fund. The Fund may waive any of the foregoing in its sole discretion.

Delivery of Subscription Documents

One (1) original completed and executed copy of the following documents should be delivered to the Fund, care of Simpson Thacher & Bartlett LLP, at the address noted below:

i.	the Subscription Agreement and the Investor Questionnaire,

ii.	the appropriate completed IRS Form (W-8BEN, W-8BEN-E, W-8IMY, W-8ECI or W-8EXP); and

iii.	any required evidence of authorization.

Address for delivery:

Simpson Thacher & Bartlett LLP
900 G Street, N.W.

Washington, D.C. 20001
Attn: Debbie Sutter

In addition, please send (i)-(iii) above by email to Simpson Thacher & Bartlett LLP at List-NMGIV-SubDocs@lists.stblaw.com as soon as possible.

Inquiries regarding subscription procedures should be directed to Simpson Thacher & Bartlett LLP at List-NMGIV-SubDocs@lists.stblaw.com. If the Investor Questionnaire indicates that any Investor’s response to a question requires further information, such Investor should contact the above at Simpson Thacher & Bartlett LLP.

If the Investor’s subscription is accepted by the Fund (in whole or in part), a fully executed set of the Subscription Documents will be returned to the Investor.

[remainder of page intentionally left blank]

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SUBSCRIPTION AGREEMENT

New Mountain Guardian IV BDC, L.L.C.
1633 Broadway, 48th Floor

New York, New York 10019

Ladies and Gentlemen:

1.      Subscription. The person or entity for whose account the units of limited liability company interests (“Units”) are being purchased (the “Investor”) subscribes for and agrees to purchase Units in New Mountain Guardian IV BDC, L.L.C. (the “Fund”) with a Capital Commitment (as defined in the Limited Liability Company Agreement referred to below) in the amount set forth on the signature page hereto. The Investor acknowledges and agrees that this subscription (i) is irrevocable on the part of the Investor, (ii) is conditioned upon acceptance by or on behalf of the Fund and (iii) may be accepted or rejected in whole or in part by the Fund in its sole discretion. The Investor agrees to be bound by all the terms and provisions of the Amended and Restated Limited Liability Company Agreement of the Fund (as amended from time to time, the “Limited Liability Company Agreement”) in the final form provided to the Investor. Capitalized terms not defined herein are used as defined in the Limited Liability Company Agreement. To the extent anything in this Subscription Agreement is inconsistent with the terms of the Limited Liability Company Agreement, the Limited Liability Company Agreement shall control.

2.      Representations and Warranties of the Investor. To induce the Fund to accept this subscription, the Investor represents, warrants and/or covenants as follows:

(a)            The Investor received the Limited Liability Company Agreement and the Memorandum (as defined herein) and first learned of the Fund in the country, territory, state or other jurisdiction identified in the address of the Investor set forth on the Investor Questionnaire, and intends that the securities laws of that country, territory, state or other jurisdiction alone shall govern the offer and sale of the Units to the Investor. The Investor understands that no governmental agency or authority has passed upon or will pass upon the offer or sale of the Units or has made or will make any finding or determination as to the fairness of this investment. The Investor (i) is not a U.S. Person (as defined herein); (ii) will not transfer or deliver any interest in the Units except in accordance with Regulation S and the restrictions set forth in the Limited Liability Company Agreement and the Memorandum, pursuant to registration under the Securities Act or pursuant to an available exemption from registration; (iii) will notify the Fund immediately if the Investor becomes a U.S. Person at any time during which the Investor holds or owns any Units; (iv) is not subscribing on behalf of or funding its Capital Commitment with funds obtained from U.S. Persons; (v) is acquiring the Units to be acquired pursuant to this Subscription Agreement for the Investor’s own account for investment purposes only and not with a view to resale or distribution; and (vi) certifies that it has both received the Limited Liability Company Agreement and the Memorandum and executed this Subscription Agreement outside of the United States. If the Investor is an entity, the Investor hereby certifies that, unless every owner of the Investor’s securities are not “U.S. Persons” as defined in Regulation S of the Securities Act: (1) it was not formed, and is not operated, for the specific purpose of investing in the Fund; (2) no more than 40% of its assets are or will be invested in the Fund; and (3) each investor in the Investor participates in investments made by such Investor on a pro rata basis in accordance with each such investor’s interest in the Investor (except as necessary to comply with applicable laws or regulations). The Investor agrees not to engage in hedging transactions with regard to the Units, unless in compliance with the Securities Act.

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(b)            Except for offers and sales to discretionary or similar accounts held for the benefit or account of a non-U.S. person by a U.S. dealer or other professional fiduciary, all offers to sell and offers to buy the Units were made to or by the Investor while the Investor was outside the United States, and at the time that the Investor’s order to buy the Units was originated (and at the time this Subscription Agreement was executed by the Investor) the Investor was outside the United States.

(c)            The Investor has been furnished and has carefully read the Private Placement Memorandum relating to the Fund (as amended, restated and/or supplemented through the closing date of the Investor’s subscription for Units, the “Memorandum”), the Limited Liability Company Agreement and, if the Investor is a natural person, a current copy of the New Mountain Privacy Policy attached hereto as Annex 4. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Units, is able to bear the risks of an investment in the Units and understands the risks of, and other considerations relating to, a purchase of Units, including the matters set forth under the caption “Certain Risk Factors and Potential Conflicts of Interest” in the Memorandum.

(d)            The Investor understands that the Fund intends to file or has filed (i) an election to be treated as a business development company under the Investment Company Act and (ii) an election to be treated as a regulated investment company within the meaning of Section 851 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”); pursuant to those elections, the Investor will be required to furnish certain information to the Fund as required under Treasury Regulations § 1.852-6(a) and other regulations. If the Investor is unable or refuses to provide such information directly to the Fund, the Investor understands that it will be required to include additional information on its income tax return as provided in Treasury Regulations § 1.852-7. Upon the request of the Fund, the Investor may be required to promptly deliver a properly completed and executed IRS Form 972 with respect to the Fund. The Fund intends to file a registration statement on Form 10 (the “Form 10 Registration Statement”) for its Units with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Form 10 Registration Statement is not the offering document pursuant to which the Fund is conducting this offering and may not include all information regarding the Fund contained in the Memorandum; accordingly, Investors should rely on information contained in the Memorandum and Subscription Documents in making their investment decisions. The Investor acknowledges it may be required to make filings with the SEC pursuant to Section 13 or Section 16 of the Exchange Act, as applicable.

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(e)            The Investor understands that the Units have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), the securities laws of any state thereof or the securities laws of any other jurisdiction, nor is such registration contemplated. The Investor understands and agrees further that the Units must be held indefinitely unless they are subsequently registered under the Securities Act and these laws or an exemption from registration under the Securities Act and these laws covering the sale of Units is available. Even if such an exemption is available, the assignability and transferability of the Units will be governed by the Limited Liability Company Agreement, which imposes substantial restrictions on transfer. The Investor understands that legends stating that the Units have not been registered under the Securities Act and these laws, and setting out or referring to the restrictions on the transferability and resale of the Units, will be placed on all documents evidencing the Units. The Investor represents and warrants that, unless separately acknowledged in writing by the Fund on the date of acceptance of this Subscription Agreement, there are no governmental orders, permissions, consents, approvals or authorizations that are required to be obtained and/or observed, and no registrations or other filings (other than a notice of exempt offering on Form D under the Securities Act or other similar filings under any applicable U.S. state “blue sky” law or the securities laws of any other jurisdiction) are required to be made (in each case whether regarding registration as a lobbyist, investment advisor and/or other status or category, or otherwise (including restrictions on gifts, political contributions or other activities) for the Fund, New Mountain Finance Advisers BDC, L.L.C. (the “Adviser”) or their respective Affiliates or employees) in connection with the purchase of the Units by the Investor and/or the Investor’s status as a Unitholder of the Fund. The Investor’s overall commitment to the Fund and other investments that are not readily marketable is not disproportionate to the Investor’s net worth, and the Investor has no need for immediate liquidity in the Investor’s investment in Units.

(f)            To the full satisfaction of the Investor, the Investor has been furnished any materials the Investor has requested relating to the Fund, the offering of Units or any statement made in the Memorandum, and the Investor has been afforded the opportunity to ask questions of representatives of the Fund concerning the terms and conditions of the offering and to obtain any additional information necessary to verify the accuracy of any representations or information set forth in the Memorandum.

(g)            Other than as set forth in the Memorandum, the Limited Liability Company Agreement and any separate agreement in writing with the Fund or the Adviser executed in conjunction with the Investor’s subscription for Units, the Investor is not relying upon any other information (including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine, website or similar media or broadcast over television or radio, and any seminars or meetings whose attendees have been invited by any general solicitation or advertising), representation or warranty by the Fund, the Adviser, any Affiliate of the foregoing or any agent of them, written or otherwise, in determining to invest in the Fund and the Investor understands that the Memorandum is not intended to convey tax, legal, investment or accounting advice. The Investor has consulted to the extent deemed appropriate by the Investor with the Investor’s own advisers as to the financial, tax, legal, accounting, regulatory and related matters concerning an investment in Units, and on that basis understands the financial, tax, legal, accounting, regulatory and related consequences of an investment in the Units, and believes that an investment in the Units is suitable and appropriate for the Investor.

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(h)            If the Investor is not a natural person (i) the Investor has the power and authority to enter into this Subscription Agreement, the Limited Liability Company Agreement and each other document required to be executed and delivered by the Investor in connection with this subscription for Units, and to perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby and (ii) the person signing this Subscription Agreement on behalf of the Investor has been duly authorized to execute and deliver this Subscription Agreement, the Limited Liability Company Agreement and each other document required to be executed and delivered by the Investor in connection with this subscription for Units. If the Investor is a natural person, the Investor has all requisite legal capacity to acquire and hold the Units and to execute, deliver and comply with the terms of each of the documents required to be executed and delivered by the Investor in connection with this subscription for Units. The Investor has provided the Fund with a copy of any policy or regulation applicable to the Investor or the Investor’s service providers (including with respect to political contributions, third-party payments or the use of placement agents) with which the Adviser, and/or the Fund will be expected to comply in connection with the Investor’s investment in the Fund. Neither (A) the execution and delivery by the Investor of, and compliance by the Investor with, this Subscription Agreement, the Limited Liability Company Agreement and each other document required to be executed and delivered by the Investor in connection with this subscription for Units nor (B) except as disclosed to the Fund in writing prior to the submission hereof, the payment of a fee to any placement agent, solicitor or finder in connection with the Investor’s subscription for Units, violates or represents a breach of, or constitutes a default under, any instruments governing the Investor, any law, regulation, order or policy, or any agreement to which the Investor is a party or by which the Investor is bound, including any policy or regulation of the type referred to in the previous sentence. This Subscription Agreement has been duly executed by the Investor and constitutes, and the Limited Liability Company Agreement, when the Investor is admitted as a Member, will constitute, a valid and legally binding agreement of the Investor, enforceable against it in accordance with the terms thereof (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, by equitable principles (whether considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing).

(i)            The Investor: (i) is not registered as an investment company under the 1940 Act; (ii) has not elected to be regulated as a business development company under the 1940 Act; and (iii) either (A) is not relying on the exception from the definition of “investment company” under the 1940 Act set forth in Section 3(c)(1) or 3(c)(7) thereunder or (B) is permitted to acquire and hold more than 3% of the outstanding voting securities of a business development company regulated under the 1940 Act.

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(j)            If the Investor is, or is acting (directly or indirectly) on behalf of, a Plan1 that is subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Code, or any provisions of any other U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to those provisions of ERISA or the Code (collectively, “Other Plan Laws”):

(i)    (a) neither the Adviser, the Fund or any of their respective Affiliates (collectively referred to as the “New Mountain Entities”) has acted as the Plan’s fiduciary, or has been relied upon for any advice, with respect to the Plan’s decision to purchase or hold any Units and none of the New Mountain Entities shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to purchase, continue to hold, transfer, withdraw, vote or provide any consent with respect to any Units; and

(b) the decision to invest in the Fund has been made, and the performance of the Plan’s obligations under (and the exercise of the Plan’s rights in connection with) the Limited Liability Company Agreement and the Subscription Agreement will continue to be made, at the recommendation or direction of an independent fiduciary (a “Fiduciary”) who is:

(A)	independent of the New Mountain Entities;

(B)	capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies;

(C)	a fiduciary (within the meaning of Section 3(21) of ERISA and the regulations thereunder, Section 4975 of the Code, or as defined under applicable Other Plan Laws, as applicable), with respect to the Plan’s investment in the Fund and is responsible for exercising independent judgment in evaluating the Plan’s investment in the Fund; and

(D)	aware of and acknowledges that (I) none of the New Mountain Entities are undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the Plan’s investment in the Fund, (II) the New Mountain Entities have a financial interest in the Plan’s investment in the Fund on account of the fees and other compensation they expect to receive from the Fund and their other relationships with the Fund, and (III) any such fees and other compensation received by a New Mountain Entity do not constitute fees or other compensation rendered for the provision of investment advice to the Plan;

[1]	The term “Plan” is defined to include (i) an “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, (ii) a plan, individual retirement account or other arrangement that is described in Section 4975(e)(1) of the Code, whether or not subject to Section 4975 of the Code, (iii) an insurance company using general account assets, if such general account assets are deemed to include the assets of any of the foregoing types of plans, accounts or arrangements, for purposes of Title I of ERISA or Section 4975 of the Code under Section 401(c) of ERISA or the regulations promulgated thereunder, (iv) a plan, fund or other similar program that is established or maintained outside the United States which provides for retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (v) an entity whose underlying assets are deemed to constitute the assets of any of the foregoing described in clauses (i), (ii), (iii) or (iv), pursuant to ERISA or otherwise.

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(ii)    the Fiduciary has taken into consideration its fiduciary duties under ERISA or any Other Plan Law, as applicable, including the diversification requirements of Section 404(a)(1)(C) of ERISA (if applicable), in authorizing the Plan’s investment in the Fund, and has concluded that such investment is prudent;

(iii)   the Plan’s decision to invest in the Fund and the acquisition of the Units contemplated thereby is in accordance with the terms of the Plan’s governing instruments and complies with all applicable requirements of ERISA, the Code and Other Plan Laws and does not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, or a similar violation under any applicable Other Plan Laws; and

(iv)  if the Investor is (directly or indirectly) investing the assets of a Plan which is not subject to Title I of ERISA or Section 4975 of the Code but is subject to any other U.S. or non-U.S. federal, state, local or other laws or regulations that could cause the underlying assets of the Fund to be treated as assets of the Plan by virtue of its investment in the Fund and thereby subject the Fund and Adviser (or other Persons responsible for the operation of the Fund and/or investment of the Fund’s assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code (“Similar Law”), the Fund’s assets will not constitute the assets of such Plan under the provisions of any applicable Similar Law.

The representations and warranties set forth in this paragraph 2(j) shall be deemed repeated and reaffirmed on each day the Investor holds any Units. If at any time prior to the dissolution and winding up of the Fund the representations and warranties set forth in this paragraph shall cease to be true, the Investor shall promptly notify the Fund in writing. The Investor was offered the Units through private negotiations, not through any general solicitation or general advertising, and in the jurisdiction listed in Section A.3 in the Investor Questionnaire attached hereto (the “Investor Questionnaire”) and intends that the securities laws of that jurisdiction govern the Investor’s subscription. The Investor acknowledges that it is not purchasing Units as a result of or subsequent to any “directed selling efforts” (as defined in Regulation S).

(k)            If the Investor is a Protected Data Subject (as defined below):

(i)     The Investor hereby represents, warrants, covenants and agrees that it has duly reviewed the Privacy Statement and accurately completed Annex 4, if applicable.

(ii)    The Investor acknowledges that any information provided by the Investor that constitutes Personal Data (as defined in the Privacy Statement) may be processed and shared by the Fund, including with the Adviser any affiliates of the Adviser and any of their respective agents, advisers, auditors and service providers (together with the Partnership, the “Data Recipients”) in accordance with the Privacy Statement, regardless of whether such data is provided by the Investor in these Subscription Documents, obtained by the Data Recipients from a third party or otherwise.

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(iii)   In providing the Data Recipients with information in connection with its subscription to the Fund, or in connection with its proposed investment in the Fund (collectively, the “Subscription Information”), the Investor hereby represents and warrants to the Data Recipients that it either has the consent of any data subjects named or identified in its Subscription Information (i) to provide their Personal Data to the Data Recipients and (ii) for the Data Recipients to process their Personal Data for the purposes set out in the Privacy Statement (including, where required, the explicit consent of the data subjects for the processing of any Sensitive Personal Information as indicated in Annex 4), or is otherwise permitted by applicable law to do so.

For purposes hereof, a “Protected Data Subject” means an Investor who is located in (i) the EEA or (ii) a non-EEA county (including Switzerland, Jersey and Guernsey) that has implemented a law similar to the EU General Data Protection Regulation 2016/679 (“GDPR”) that has been found by the European Commission through an adequacy decision to provide an appropriate level of protection for personal data (as defined in the GDPR).

(l)            The Investor acknowledges, or, if the Investor is acting as agent, representative or nominee for a subscriber, the Investor has advised the beneficial owner that the Fund has entered, or may enter, into an agreement with a Placement Agent providing for a payment from the Fund of a one-time or ongoing fee based upon the Units of any Investor introduced to the Fund by such Placement Agent.

(m)      (i)      Neither the Investor, nor any of its Affiliates or beneficial owners (w) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) (which can be found here: http://www.treas.gov/offices/enforcement/ofac/), nor are they otherwise a party with which the Fund is prohibited to deal under the laws of the United States, (x) appears on the European External Action Service consolidated list of persons, groups and entities subject to EU financial sanctions maintained on behalf of the European Commission, (y) appears on the Consolidated United Nations Security Council Sanctions List or (z) is a person identified as a terrorist organization on any other relevant lists maintained by governmental authorities. The Investor further represents and warrants that: (a) if the Investor is a natural person, the Investor is not a person who is or has been entrusted with prominent public functions, such as Head of State or of government, a senior politician, a senior government, judicial or military official, a senior executive of a state-owned corporation or an important political party official, or a close family member or close associate of such person, and (b) the monies used to fund the investment in the Units are not derived from, invested for the benefit of or related in any way to, the governments of, or persons within, any country that (i) is under a U.S. embargo enforced by OFAC, (ii) has been designated as a “non-cooperative country or territory” by the Financial Action Task Force on Money Laundering or (iii) has been designated by the U.S. Secretary of the Treasury as a “primary money laundering concern.”

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The Investor further represents and warrants that the Investor: (i) has conducted thorough due diligence with respect to all of its beneficial owners, (ii) has established the identities of all beneficial owners and the source of each of the beneficial owner’s funds and (iii) will retain evidence of any such identities, any such source of funds and any such due diligence. Pursuant to anti-money laundering laws and regulations, the Fund may be required or determine that it is necessary and appropriate to collect documentation verifying the Investor’s identity and the source of funds used to acquire a Unit before, and from time to time after, acceptance by the Fund of this Subscription Agreement. The Investor does not know or have any reason to suspect that (i) the monies used to fund the Investor’s investment in a Unit have been or will be derived from or related to any illegal activities, including but not limited to, money laundering activities, and (ii) the proceeds from the Investor’s investment in Units will be used to finance any illegal activities. Neither the Investor, nor any of its Affiliates, nor any person having a direct or indirect beneficial interest in the Units being acquired is (i) a senior foreign political figure (“SFPF”),2 (ii) an immediate family member3 of a SFPF or (iii) a close associate4 of a SFPF.

Neither the Investor, nor any of its Affiliates, nor any person having a direct or indirect beneficial interest in the Units being acquired is (i) a politically exposed person (a “PEP”),5 (ii) an immediate family member6 of a PEP or (iii) a close associate7 of a PEP. The Investor further represents and warrants that to the extent a beneficial owner is a bank, including a branch, agency or office of a bank, that is not physically located in the United States, that the Investor has taken and will take reasonable measures to establish that the bank has a physical presence or is an affiliate of a regulated entity. The Investor has determined that the funds being invested by the Investor in the Fund do not come from corruption.

[2]	A “senior foreign political figure” means a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a current or former senior official of a major non-U.S. political party or a current or former senior executive of a non-U.S. government-owned commercial enterprise. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. For purposes of this definition, a “senior official” or “senior executive” means an individual with substantial authority over policy, operations, or the use of government-owned resources.
[3]	An “immediate family member” of a SFPF means spouses, parents, siblings, children and a spouse's parents and siblings.
[4]	A “close associate” of a SFPF means a person who is widely and publicly known (or is actually known) to be a close associate of a SFPF.
[5]	A “politically exposed person” means individuals who are or have been entrusted with prominent public functions domestically or by a foreign country or an international organization. Examples include, without limitation, a current or former senior official in the executive, legislative, administrative, military or judicial branches of a government (whether elected or not), a senior official of a major political party or a senior executive of a government-owned corporation. In addition, a “politically exposed person” includes any corporation, business or other entity that has been formed by, or for the benefit of, a political figure.
[6]	An “immediate family member” of a PEP typically includes the figure’s parents, siblings, spouse, children and in-laws.
[7]	A “close associate” of a PEP means a person who is widely and publicly known to maintain an unusually close relationship with a PEP, and includes a person who is in a position to conduct substantial financial transactions on behalf of a PEP.

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(ii)            The Investor acknowledges and agrees that unless the Adviser or the Fund otherwise agrees, any distributions to it will be paid to the account specified in Section B of the Investor Questionnaire, which will be the same account from which payments will be made by the Investor to the Fund and will only be made in the Investor’s name and, unless otherwise specified in Section B of the Investor Questionnaire, to and from a bank account of a bank based or incorporated in or formed under the laws of the United States or of a bank that is regulated in and either based or incorporated in or formed under the laws of the United States or another “Approved FATF Country” and that is not a “foreign shell bank” within the meaning of the U.S. Bank Secrecy Act (31 U.S.C. § 5311 et seq.), as amended, and the regulations promulgated thereunder by the U.S. Department of the Treasury, as such regulations may be amended from time to time. For the purposes of this Subscription Agreement, an “Approved FATF Country” means a country that is recognized as such by the Financial Action Task Force on Money Laundering.8

(iii)           If the Investor or beneficial owner of the investment in the Units is a non-U.S. banking institution (a “Non-U.S. Bank”), the Investor represents and warrants to the Fund that it is not a prohibited “shell bank” as defined by the USA PATRIOT Act Regulations.

(iv)          In the event that the Investor is a non-U.S. Bank or if the Investor receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Non-U.S. Bank, the Investor represents and warrants to the Fund that: (A) the Non-U.S. Bank has a fixed address, other than an electronic address or a post-office box, in a country in which the Non-U.S. Bank is authorized to conduct banking activities; (B) the Non-U.S. Bank employs one or more individuals on a full-time basis; (C) the Non-U.S. Bank maintains operating records related to its banking activities; (D) the Non-U.S. Bank is subject to inspection by the banking authority that licensed the Non-U.S. Bank to conduct banking activities; and (E) the Non-U.S. Bank does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a regulated affiliate.

(v)           The Investor agrees and acknowledges that, among other remedial measures, (A) in order to comply with governmental regulations and/or if the Fund determines in its good faith judgment that such action is in the best interests of the Fund (including if the Investor fails to provide any information or execute and deliver any documents requested pursuant to Section 4), the Adviser may “freeze the account” of the Investor, either by prohibiting additional investments by the Investor, segregating assets of the Investor and/or suspending other rights the Investor may have under the Limited Liability Company Agreement and (B) the Adviser may be required to report such action or confidential information relating to the Investor (including, without limitation, disclosing the Investor’s identity) to governmental authorities, self-regulatory organizations and financial institutions.

[8]	A list of current FATF members can be found at http://www.fatf-gafi.org/pages/aboutus/membersandobservers/#d.en.3147.

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(vi)          The representations and warranties set forth in this paragraph 2(l) shall be deemed repeated and reaffirmed by the Investor to the Fund as of each date that the Investor is required to make a Capital Contribution or other payment to, or receives a distribution from, the Fund or any alternative investment vehicle, if applicable. If at any time during the term of the Fund, the representations and warranties set forth in this paragraph 2(l) cease to be true, the Investor shall promptly so notify the Fund in writing.

(vii)         The Investor understands and agrees that the Fund may not accept any amounts from a prospective Unitholder if such prospective Unitholder cannot make the representations and warranties set forth in this paragraph 2(l). If an existing Unitholder cannot make these representations or warranties at any time, the Fund may require the redemption of such Unitholder’s Units pursuant to Section 10.3 of the Limited Liability Company Agreement.

(n)            The Investor will not transfer or deliver any interest in the Units except in accordance with the restrictions set forth in the Limited Liability Company Agreement.

3.      Tax Information. The Investor certifies under penalties of perjury that (i)(A) the Investor’s name and address provided in the Investor Questionnaire are correct and (B) the Investor will complete and return with this Subscription Agreement an applicable CRS self-certification form and IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) and (ii)(A) the Investor is a non-resident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate (as defined in the Code) and (B) the Investor will notify the Fund within sixty (60) calendar days of any change in such status. The Investor agrees to execute properly and provide to the Fund in a timely manner any tax documentation or other information that may be reasonably required by the Adviser in connection with the Fund (including, but not limited to, the name, address and tax identification number of any “substantial U.S. owner” of the Investor or other information required to reduce or eliminate any withholding tax directly or indirectly imposed on or collected by or with respect to the Fund pursuant to Sections 1471 through 1474 of the Code, an intergovernmental agreement entered into in connection with the implementation of Sections 1471 through 1474 of the Code or any similar regime under non-U.S. law implementing such intergovernmental agreement or any similar provision of non-U.S. law (“FATCA”) and any other information reasonably requested by the Adviser that is necessary for the Fund (or any entity in which the Investor directly or indirectly invests) to comply with its obligations pursuant to FATCA).

4.      Further Advice and Assurances. All information which the Investor has provided to the Fund, including the information in this Subscription Agreement and in the Investor Questionnaire, is true, correct and complete as of the date hereof, and the Investor agrees to notify the Fund immediately if any representation or warranty contained in this Subscription Agreement or any of the information in the Investor Questionnaire, becomes untrue at any time. The Investor agrees to provide such information and execute and deliver such documents with respect to itself and its direct and indirect beneficial owners as the Fund may reasonably request from time to time to verify the accuracy of the Investor’s representations and warranties herein, to establish the identity of the Investor and the direct and indirect participants in its investment in Units, to the extent applicable, to comply with any law, rule or regulation to which the Fund may be subject, including, without limitation, compliance with anti-money laundering laws, rules and regulations of any applicable jurisdiction, to respond to requests for information concerning the identity of Unitholders or source of funds from any governmental authority, self-regulatory organization or financial institution in connection with its anti-money laundering compliance procedures, to update such information, or to respond to any request by a court or regulatory authority in connection with any actual or proposed Portfolio Investment or for any other reasonable purpose.

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5.      Power of Attorney. The Investor by executing this Subscription Agreement hereby appoints any duly authorized representative of the Fund, with full power of substitution, as the Investor’s true and lawful representative and attorney-in-fact, and agent of the Investor, to execute, acknowledge, verify, swear to, deliver, record and file, in the Investor’s name, place and stead, the Limited Liability Company Agreement, any amendments to the Limited Liability Company Agreement (approved in accordance therewith) or any other agreement or instrument that the Fund deems appropriate solely to admit the Investor as a Member of the Fund. To the fullest extent permitted by law, this power of attorney is coupled with an interest, is irrevocable and shall survive, and shall not be affected by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor. This power of attorney shall not revoke any prior powers of attorney executed by the Investor (including any powers of attorney contained in any documents executed pursuant to a power of attorney) and will terminate upon the complete withdrawal of an assigning Member from participation in the Fund. The Investor acknowledges and agrees that under the terms of the Limited Liability Company Agreement each Member grants a further power of attorney to the Fund as provided for therein.

6.      Indemnity. The Investor understands that the information provided herein (including the Investor Questionnaire) will be relied upon by the Fund and the Adviser for the purpose of determining the eligibility of the Investor to purchase Units in the Fund. The Investor agrees to provide, if requested, any additional information that may reasonably be required to determine the eligibility of the Investor to purchase Units in the Fund. To the fullest extent permitted by law, unless otherwise agreed to in writing by the Adviser (on its own behalf and/or on behalf of the Fund) the Investor agrees to indemnify and hold harmless the Fund, the Adviser, the Administrator and their respective Affiliates and each Unitholder thereof from and against any loss, damage or liability due to or arising out of a material breach of any representation, warranty or agreement of the Investor contained in this Subscription Agreement (including the Investor Questionnaire attached hereto) or in any other document provided by the Investor to the Fund or in any agreement (other than the Limited Liability Company Agreement) executed by the Investor with the Fund or the Adviser in connection with the Investor’s investment in Units. Notwithstanding any provision of this Subscription Agreement (including the Investor Questionnaire), the Investor does not waive any rights granted to it under the Limited Liability Company Agreement or applicable securities laws.

7.      United Kingdom Law Considerations. If the Investor has received an offer to invest in the Fund or the “Fund Material” (being the materials used to promote and market the Fund including the Memorandum, Limited Liability Company Agreement, Subscription Agreement and other ancillary materials) while in the United Kingdom, the Investor hereby represents, warrants, covenants and agrees that it has completed Section K. If the Investor has not completed Section K, the Investor represents, warrants, covenants and agrees that it received any offer to invest in the Fund and the Fund Material outside the United Kingdom.

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8.      Canadian Law Considerations. If the Investor is a resident in Canada (any such Investor, a “Canadian Investor”), then the Canadian Investor hereby represents, warrants, covenants and agrees that it has duly reviewed and accurately completed Annex 5 to this Subscription Agreement. If the Investor has not completed Annex 5, the Investor represents, warrants, covenants and agrees that it is not a Canadian Investor.

9.      Japanese Law Considerations.

(a)            If the Investor is a Japanese “resident” as defined in the first sentence of Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Law of Japan or was solicited in Japan in connection with its subscription of Units (any such Investor, a “Japan Investor”), then the Japan Investor hereby represents, warrants, covenants and agrees that it has duly and accurately completed Annex 6. If the Investor has not completed Annex 6, the Investor represents, warrants, covenants and agrees that it is not a Japan Investor.

(b)            The Japan Investor acknowledges and understands that the Units may not be offered for a public offering in Japan unless a securities registration statement pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (the “FIEL”) has been filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Japan Investor further acknowledges and understands that (i) no registration pursuant to Article 4, Paragraph 1 of the FIEL has been made or will be made with respect to the solicitation of the application for the acquisition of the Units on the ground that such solicitation constitutes “shoninzu-muke kanyu” as described in Article 23-13, Paragraph 4 of the FIEL since it does not fall under the category set forth in Article 2, Paragraph 3, Item 3 of the FIEL and (ii) the Units are the rights set forth in Article 2, Paragraph 2, Item 6 of the FIEL.

(c)            The Japan Investor acknowledges and understands that the Fund has made a filing under the exemption provided under Article 63 of the FIEL.

(d)            The Japan Investor represents and warrants that it is not a person who falls within any of the categories set forth in items (a) through (c) of Article 63, Paragraph 1, Item 1 of the FIEL (“Disqualified Investor”) as of the date hereof and the date when the Japan Investor was offered the Units and will not become a Disqualified Investor during the period that it holds any Units.

(e)            If the Japan Investor has answered “Yes” to question 1.a. in Annex 6 to the effect that the Japan Investor is a “qualified institutional investor” (tekikaku kikan toshika) as defined in Article 10, Paragraph 1 of the Cabinet Office Ordinance Concerning Definitions Provided in Article 2 of the FIEL (“Qualified Institutional Investor”), then the Japan Investor hereby agrees that (i) it will continue to maintain its status as a Qualified Institutional Investor as long as it holds any Units, (ii) it will only transfer its Unit to another Qualified Institutional Investor who is not a Disqualified Investor and where such transferee agrees to foregoing transfer restrictions and (iii) its name may be disclosed in the filing document submitted to the Japanese governmental entity in relation to the exemption provided under Article 63 of the FIEL.

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(f)            If the Japan Investor is not a Qualified Institutional Investor, the Japan Investor hereby represents that the Japan Investor falls under one of the categories under Article 17-12, Paragraph 1 of the Cabinet Order for Enforcement of the Financial Instruments and Exchange Law of Japan, and agrees that (i) the Japan Investor does not need any explanation regarding “material matters” as defined in Article 3, Paragraph 1 of the Law on Sales of Financial Products of Japan and (ii) it will not transfer its Unit unless it is transferring the entirety of its Unit to a single transferee who is a Qualified Institutional Investor (who is not a Disqualified Investor) or a permitted investor for specially permitted businesses (tokurei gyomu taisho toushika) under Article 17-12, paragraph 4, item 2 of the Cabinet Order (“Eligible Non-Qualified Institutional Investor”) and where such transferee agrees to the foregoing transfer restrictions.

(g)            To the extent required by applicable law, the Adviser shall manage funds invested pursuant to the Limited Liability Company Agreement separately from the Adviser’s own property and other property pertaining to the other businesses conducted by the Adviser in the manner satisfying the criteria prescribed in Article 40-3 of the FIEL and Article 125 of the Cabinet Office Ordinance on Financial Instruments Business.

(h)            If the Japan Investor has answered “Yes” to question 2.a in Annex 6, then the Japan Investor agrees that it will obtain the prior written consent of the Fund (and such consent shall not be unreasonably withheld) with respect to any change in the number of its investors who are not Qualified Institutional Investor. Furthermore, the Japan Investor understands, acknowledges and agrees that the Fund may withhold its consent if such change in the number of underlying investors in the Japan Investor will subject the Fund or the Adviser to any registration requirement under the FIEL or disqualifies the Fund or the Adviser from operating under the exemption from registration as provided under Article 63 of the FIEL.

(i)            The Japan Investor has conducted due diligence and represents and warrants that, to the best of its knowledge, none of: (a) the Japan Investor; (b) any person controlling or controlled by the Japan Investor; (c) if the Japan Investor is a privately held entity, any person having a beneficial interest in the Japan Investor; (d) if the Japan Investor is not the beneficial owner of all of the Unit, any person having a beneficial interest in the Unit; or (e) any person for whom the Japan Investor is acting as agent or nominee in connection with this investment in the Unit: (i) is an Anti-Social Organization, a member of an Anti-Social Organization, or any other such similar organization or person; (ii) cooperates with or is involved in maintaining or operating any Anti-Social Organization by providing funds to it or through any other means; or (iii) intentionally has any association with any Anti-Social Organizations. As used herein, “Anti-Social Organization” shall mean an organization which is likely to encourage members of the organization (including any member of an organization constituting such organization) to commit, as a group or habitually, illegal actions specified in the Law regarding Prevention of Improper Conduct by Members of Anti-Social Organization of Japan (Law No. 77 of 1991, as amended) or any other similar organization pursuing economic interests by the use of violence, force or fraudulent means.

13

10.      Certain Definitions. For purposes hereof, “United States” and “U.S. Person” shall have the meanings set forth in Regulation S of the Securities Act9 and Section 7701(a)(30) of the Code.

11.      Miscellaneous. This Subscription Agreement is not assignable by the Investor without the prior written consent of the Fund. The representations and warranties made by the Investor in this Subscription Agreement, including the Investor Questionnaire attached hereto, shall survive the closing of the transactions contemplated hereby and any investigation made by the Fund or the Adviser. The Investor Questionnaire, including, without limitation, the representations and warranties contained therein, is an integral part of this Subscription Agreement and shall be deemed incorporated by reference herein. This Subscription Agreement may be executed in one or more counterparts, all of which together shall constitute one instrument. For the avoidance of doubt, a person’s execution and delivery of this Subscription Agreement by electronic signature and electronic transmission (jointly, an “Electronic Signature”), including via DocuSign or other similar method, shall constitute the execution and delivery of a counterpart of this Subscription Agreement by or on behalf of such person and shall bind such person to the terms of this Subscription Agreement. The parties hereto agree that this Subscription Agreement and any additional information incidental hereto may be maintained as electronic records. Any person executing and delivering this Subscription Agreement by an Electronic Signature further agrees to take any and all reasonable additional actions, if any, evidencing its intent to be bound by the terms of this Subscription Agreement, as may be reasonably requested by the Fund. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York, and the parties hereto submit to the non-exclusive jurisdiction of federal and state courts located in the State of New York.

[9]	Each of the following is a “U.S. person” under Regulation S (as modified by related guidance): (1) any natural person resident in the United States; (2) any natural person who is only temporarily residing outside the United States; (3) any partnership or corporation organized or incorporated under the laws of the United States; (4) any estate of which any executor or administrator is a U.S. person; (5) any trust of which any trustee is a U.S. person; (6) any agency or branch of a non-U.S. entity located in the United States; (7) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (8) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; (9) any account of a U.S. person over which a non-U.S. fiduciary has investment discretion or any entity, which, in either case, is being used to circumvent the registration requirements of the Investment Company Act; (10) any employee benefit or pension plan that does not have as its participants or beneficiaries persons substantially all of whom are not U.S. persons; and (11) any partnership or corporation if (i) organized or incorporated under the laws of any non-U.S. jurisdiction and (ii) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts. Terms used have the meanings given to them in Regulation S under the Securities Act.

Notwithstanding the above, “U.S. person” under Regulation S and related guidance does not include: (1) any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated or, if an individual, resident in the United States; (2) any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if (i) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and (ii) the estate is governed by non-U.S. law; (3) any trust of which any professional fiduciary acting as trustee is a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person; (4) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country; (5) any agency or branch of a U.S. person located outside the United States if (i) the agency or branch operates for valid business reasons and (ii) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; or (6) the International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

14

12.      Distributions. Distributions to the Investor in respect of its Units shall be made to the account(s) specified in Section B of the Investor Questionnaire or as otherwise specified in writing by the Investor to the Fund.

13.      “Disqualifying Event” under Rule 506. The Investor represents that neither the Investor nor any person who through the Investor’s Units (including anyone who has investment discretion on the Investor’s behalf) beneficially owns the Units has been subject to any of the events specified in Exhibit A during the time periods specified therein. Furthermore, the Investor agrees to provide the Fund with prompt written notice of the occurrence of any event specified in Exhibit A with respect to the Investor or any such beneficial owner.

FOR AUSTRALIAN INVESTORS ONLY:

THIS OFFER IS MADE BY THE ADVISER WHICH IS EXEMPT FROM THE REQUIREMENT TO HOLD AN AUSTRALIAN FINANCIAL SERVICES LICENCE IN RESPECT OF THE FINANCIAL SERVICES AND IS REGULATED BY THE SECURITIES AND EXCHANGE COMMISSION UNDER UNITED STATES LAWS WHICH DIFFER FROM AUSTRALIAN LAWS.

[remainder of page intentionally left blank]

15

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.

Date:	Amount of Capital Commitment:

$

INDIVIDUAL INVESTOR:

(Print Full Name)

(Signature)

PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST, CUSTODIAL ACCOUNT, JOINT ACCOUNT[10], OTHER INVESTOR:

(Print Full Legal Name of Entity)

By:
(Signature)

(Print Full Name and Title)

10 If the account is a joint account, the other authorized signatory on such account must also execute this Subscription Agreement.

16

ACCEPTANCE OF SUBSCRIPTION

(to be filled out only by the Fund)

The Fund hereby accepts the above application for subscription for Units as of the date set forth below.

NEW MOUNTAIN GUARDIAN IV BDC, L.L.C.

Amount of Capital Commitment Accepted:

By:		$
Name: Adam Weinstein
Title: Director, Executive Vice President

Date:

17

INVESTOR QUESTIONNAIRE

A.    General Information

1.          Print Full Name of Investor

Individual:	Entity:

First	Middle	Last	Full Legal Name of Entity

Name of Parent Institution Known to New Mountain (if different from Entity name above)

Beneficial Owner of Investment (optional)

Permanent Address of Investor:

Entity:  To assist the Fund in preparing the its tax and regulatory filings, please check the category into which you fall (please select only one of the options below):

☐	Individual that is a United States person (including a trust of any such individual)
☐	Individual that is a not a United States person (including a trust of any such individual)
☐	Broker-dealer
☐	Insurance company
☐	Investment company registered with the U.S. SEC under the U.S. Investment Company Act
☐	An issuer that would be an investment company as defined in Section 3 of the Investment Company Act but for Section 3(c)(1) or 3(c)(7) thereof
☐	Non-profit organization
☐	Pension plan (excluding governmental pension plans)
☐	Banking or thrift institution (proprietary)
☐	Any state or political subdivision of a state, including (i) any agency, authority or instrumentality of the state or political subdivision; (ii) a plan or pool of assets controlled by the state or political subdivision or any agency, authority or instrumentality thereof; and (iii) any officer, agent or employee of the state or political subdivision or any agency, authority or instrumentality thereof, acting in its official capacity (excluding governmental pension plans)

☐	State or municipal governmental pension plan
☐	Sovereign wealth fund or foreign official institution

☐	Other (please specify):

2.	U.S. Taxpayer Identification Number (if applicable):
3.	Foreign Tax Identification Number (if applicable):
4.	Global Intermediary Identification Number (if applicable):

5.	Medicare Identification Number (if applicable):	☐ Not Applicable

Please provide information on all of the individuals who play a role in the Investor’s investment in the Fund, including contacts for business relationship matters and investment decision making, receiving financial information and maintaining records, capital call and distribution notices, legal documentation and tax matters.

E-mail addresses will be used to notify the Investor of any notices, reports, requests, demands, consents or other communications that are posted to the Fund’s intranet website (currently IntraLinks) in accordance with Section 13.1 of the Limited Liability Company Agreement.

6.	Primary Contact Person for this Account, for purposes of making changes to wire instructions and changes to contact information such as adding or removing contacts:

Name:
Street Address:
Organization:
Telephone:

E-mail:

☐ All Information Below ☐ Financial Statements & Capital Statements ☐ For Capital Call and Distribution Notices ☐ For Legal Documentation ☐ For Tax Matters

7.	Additional Contact Person ☐ All Information Below ☐ Financial Statements & Capital Statements ☐ For Capital Call and Distribution Notices ☐ For Legal Documentation ☐ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

8.	Additional Contact Person ☐ All Information Below ☐ Financial Statements & Capital Statements ☐ For Capital Call and Distribution Notices ☐ For Legal Documentation ☐ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

9.	Additional Contact Person ☐ All Information Below ☐ Financial Statements & Capital Statements ☐ For Capital Call and Distribution Notices ☐ For Legal Documentation ☐ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

10.	Additional Contact Person ☐ All Information Below ☐ Financial Statements & Capital Statements ☐ For Capital Call and Distribution Notices ☐ For Legal Documentation ☐ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

11.	Additional Contact Person ☐ All Information Below ☐ Financial Statements & Capital Statements ☐ For Capital Call and Distribution Notices ☐ For Legal Documentation ☐ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

12.	Additional Contact Person ☐ All Information Below ☐ Financial Statements & Capital Statements ☐ For Capital Call and Distribution Notices ☐ For Legal Documentation ☐ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

B.	Anti-Money Laundering Information

1.	Payment Information

(a)	Name of the bank from which the Investor’s payment to the Fund is being wired (the “Wiring Bank”) and, unless otherwise agreed by the Fund or Adviser, to which distributions shall be made: _________________________

(b)	Is the Wiring Bank located in an Approved FATF Country*?	YES	NO
	If yes, please answer question (c) below.	☐	☐
If no, please provide the additional information described below.

(c)	Is the Investor a customer of the Wiring Bank?	☐	☐

If yes, you are not required to provide the additional information described below. If no, please provide the additional information described below.

(d)	Please provide the occupation (for individuals) or the business or general nature (for entities or trusts) of the Investor: ___________________________________________________________________

(e)	Please provide the source of funds for the Investor’s investment in the Fund if different from above (i.e. generated from what transaction or business?)

The Investor must wire the payment from an account in its name.

2.	For distributions of cash, please wire funds to the following bank account:

Beneficiary Bank Name:

Beneficiary Bank Address:

Beneficiary Bank’s ABA or IBAN:

*         A list of current FATF members can be found at http://www.fatf-gafi.org/pages/aboutus/membersandobservers/#d.en.3147.

Beneficiary Bank SWIFT Code, if any:
Beneficiary Account Name:
Beneficiary Account Number:
*Intermediary/Correspondent Bank Name, if any:
*Intermediary/Correspondent Bank ABA or IBAN, if any:
For further credit account name, if any:
For further credit account number, if any:
Reference:

*Note, most foreign banks typically use a USD intermediary or correspondent bank. For foreign wire instructions; please ensure this data is completed, when applicable.

Please be advised that any disbursements will automatically be sent as indicated above unless the Fund is notified otherwise in writing.

3.	For distributions in-kind, please:

Credit securities to my brokerage account at the following firm:

Firm Name:
Address:
Account Name:
Account Number:
DTC Number:

Please be advised that if the above information is not provided or electronic share delivery is not reasonably practicable, distributions in-kind will be sent to the Investor at the Investor’s address provided above unless the Fund is notified otherwise in writing.

C.	Accredited Investor Status

Unless the Investor is a non-U.S. person for purposes of Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and makes the applicable representations and warranties under Section 2(a) of the Subscription Agreement, the Investor represents and warrants that the Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, and has checked each and every box below which is next to the category or categories under which the Investor qualifies as an accredited investor:

FOR INDIVIDUALS:

☐	(A)	A natural person with individual net worth (or joint net worth with spouse or spousal equivalent (i.e., a cohabitant occupying a relationship generally equivalent to that of a spouse)) in excess of $1 million. For purposes of this item, “net worth” means the excess of total assets at fair market value, including automobiles and other personal property but excluding the value of the primary residence of such natural person (and including property owned by a spouse or spousal equivalent other than the primary residence of the spouse or spousal equivalent), over total liabilities. (For this purpose, the amount of any mortgage or other indebtedness secured by an investor’s primary residence should not be included as a “liability,” except to the extent (i) the fair market value of the residence is less than the amount of such mortgage or other indebtedness or (ii) such indebtedness existing on the date of the acceptance of the Investor’s subscription for Units exceeds the indebtedness that existed 60 days preceding such date and such indebtedness was not as a result of the acquisition of the Investor’s primary residence).

☐	(B)	A natural person with individual income (without including any income of the Investor’s spouse or spousal equivalent) in excess of $200,000, or joint income with spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and who reasonably expects to reach the same income level in the current year.

☐	(C)	A natural person holding in good standing one or more of the following certifications: General Securities Representative license (Series 7), Private Securities Offerings Representative license (Series 82), and Investment Adviser Representative license (Series 65).

☐	(D)	Any natural person who is a “knowledgeable employee,” as defined in Rule 3c5(a)(4) under the Investment Company Act, of the Fund.

FOR ENTITIES:

☐	(E)	An entity, including a grantor trust, in which all of the equity owners are accredited investors (for this purpose, a beneficiary of a trust is not an equity owner, but the grantor of a grantor trust may be an equity owner).

☐	(F)	A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity.

☐	(G)	A broker-dealer registered pursuant to Section 15 of the Exchange Act.

☐	(H)	An investment adviser, investing for its own account, registered pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

☐	(I)	An investment adviser, investing for its own account, relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Advisers Act.

☐	(J)	An insurance company as defined in Section 2(a)(13) of the Securities Act.

☐	(K)	An investment company registered under the Investment Company Act.

☐	(L)	A business development company as defined in Section 2(a)(48) of the Investment Company Act.

☐	(M)	A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958, as amended.

☐	(N)	A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐	(O)	A private business development company as defined in Section 202(a)(22) of the Advisers Act.

☐	(P)	An organization described in Section 501(c)(3) of the Code, a corporation, Massachusetts or similar business trust, limited liability company or partnership, in each case, not formed for the specific purpose of acquiring Units, with total assets in excess of $5 million.

☐	(Q)	A trust with total assets in excess of $5 million not formed for the specific purpose of acquiring Units, whose purchase is directed by a person with such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Units.

☐	(R)	Any entity, of a type not listed in paragraphs E, F, G, H, I, J, K, L, M, N, O, P, Q, S or T, not formed for the specific purpose of acquiring Units, owning “investments” in excess of $5 million. For purposes of this paragraph, please refer to Annexes 1 and 2 to this Investor Questionnaire for the definition of “investments” and for information regarding the “valuation of investments”, respectively.

☐	(S)	An employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) if the decision to invest in the Units is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

☐	(T)	A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.

☐	(U)	A “family office,” as defined in rule 202(a)(11)(G)-1 under the Advisers Act, investing for its own account: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the Units, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐	(V)	A “family client,” as defined in rule 202(a)(11)(G)-1 under the Advisers Act, investing for its own account, of a family office meeting the requirements described in the immediately preceding paragraph and whose prospective investment in the Fund is directed by such family office pursuant to the immediately preceding paragraph.

D.	Supplemental Data for Individuals (Entities may skip this Section of the Investor Questionnaire)

1.	Please indicate whether you are investing the assets of any retirement plan, account or arrangement (such as, for example, an individual retirement account or a “Keogh” plan).

☐      Yes           ☐    No

If the above question was answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

2.	Please provide your date of birth:

3.	Will any other person or persons have a beneficial interest in the Units to be acquired hereunder (other than as a shareholder, partner, policy owner or other beneficial owner of equity interests in the Investor)? (By way of example, “nominee” Investors or Investors who have entered into swap or other synthetic or derivative instruments or arrangements with regard to the Units to be acquired herein would check “Yes”).

☐      Yes           ☐    No

If the above question 3 was answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

E.	Supplemental Data for Entities (Natural persons may skip this Section of the Investor Questionnaire)

1.	If the Investor is not a natural person, the Investor must furnish the following supplemental data:

Legal form of entity (trust, corporation, partnership, limited liability company, benefit plan, etc.):

Jurisdiction of organization and location of domicile:

Location of principal place of business:

2.a.	Was the Investor organized for the specific purpose of acquiring Units?

☐      Yes           ☐    No

2.b.	Are shareholders, partners or other holders of equity or beneficial interests in the Investor able to decide individually whether to participate, or the extent of their participation, in the Investor’s investment in the Fund (i.e., can shareholders, partners or other holders of equity or beneficial interests in the Investor determine whether their capital will form part of the capital invested by the Investor in the Fund)?

☐      Yes           ☐    No

2.c.	Does the amount of the Investor’s subscription for Units in the Fund exceed 40% of the total assets (on a consolidated basis with its subsidiaries) of the Investor?

☐      Yes           ☐    No

2.d.	Will any other person or persons have a beneficial interest in the Units to be acquired hereunder (other than as a shareholder, partner, policy owner or other beneficial owner of equity interests in the Investor)? (By way of example, “nominee” Investors or Investors who have entered into swap or other synthetic or derivative instruments or arrangements with regard to the Units to be acquired herein would check “Yes”).

☐      Yes           ☐    No

If any of questions 2.a., 2.b., 2.c. or 2.d. above were answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

3.a.	Please indicate whether or not the Investor is, or is acting (directly or indirectly) on behalf of, (i) an “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, (ii) a plan, individual retirement account (“IRA”) or other arrangement that is described in Section 4975(e)(1) of the Code, whether or not subject to Section 4975 of the Code, (iii) an insurance company using general account assets, if such general account assets are deemed to include the assets of any of the foregoing types of plans, accounts or arrangements for purposes of Title I of ERISA or Section 4975 of the Code under Section 401(c) of ERISA or the regulations promulgated thereunder, (iv) a plan, fund or other similar program that is established or maintained outside the United States which provides for retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, or (v) an entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii), (iii) or (iv), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii), (iv) and (v) being referred to as a “Plan”).

☐      Yes           ☐    No

3.b.	If the Investor is, or is acting (directly or indirectly) on behalf of, such Plan, please indicate whether or not the Plan is subject to Title I of ERISA or Section 4975 of the Code.

☐      Yes           ☐    No

3.c.	If question 3.b. above was answered “Yes”, please indicate what percentage of the Plan’s assets invested in the Fund are considered to be the assets of “benefit plan investors” within the meaning of the DOL Regulations.

____________%

3.d.	If the Investor is investing the assets of an insurance company general account, please indicate what percentage of the insurance company general account’s assets invested in the Fund are the assets of “benefit plan investors” within the meaning of Section 401(c)(1)(A) of ERISA or the regulations promulgated thereunder.

____________%

3.e.	If the Plan is not subject to Title I of ERISA or Section 4975 of the Code, please indicate whether or not such Plan is subject to any other U.S. or non-U.S. federal, state, local, non-U.S. or other laws or regulations that could cause the underlying assets of the Fund to be treated as assets of the Plan by virtue of its investment in the Fund and thereby subject the Fund and the Adviser (or other Persons responsible for the operation of the Fund and/or investment of the Fund’s assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.

☐      Yes           ☐    No

3.f.	Please indicate whether the Investor is a Person or entity (other than a “benefit plan investor” within the meaning of the DOL Regulations) that has discretionary authority or control with respect to any assets of the Fund, a Person who provides investment advice for a fee (direct or indirect) with respect to any assets of the Fund, or any “affiliate” of any such Person. An “affiliate” of a Person includes any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Person. For purposes of this definition, “control,” with respect to a Person other than an individual, means the power to exercise a controlling influence over the management or policies of such Person:

☐      Yes           ☐    No

3.g.	Please indicate if the Investor is, or is investing the assets of, a Plan described in and subject to Section 4975(e)(1)(B)-(F) of the Code (such as an individual retirement account and Roth IRA):

☐      Yes           ☐    No

If question 3.g. was answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

4.a.	Is the Investor a private investment company which is not registered under the Investment Company Act in reliance on:

Section 3(c)(1) thereof?	☐ Yes	☐ No

Section 3(c)(7) thereof?	☐ Yes	☐ No

4.b.	Is the Investor an “investment company” registered or required to be registered under the Investment Company Act or an “employee securities company” within the meaning of Section 2(a)(13) of the Investment Company Act?

☐      Yes           ☐    No

4.c.	If the answer to question 4.a. or 4.b. is “Yes,” is the Investor structured in a manner to comply with Section 12(d)(1)(E) of the Investment Company Act?

☐      Yes           ☐    No

5.	If the Investor’s tax year ends on a date other than December 31, please indicate such date.

6.	Is the Investor directly or indirectly (a) subject to the U.S. Freedom of Information Act, 5 U.S.C. § 552, (“FOIA”), any state public records access laws, any state or other jurisdiction’s laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement that might result in the disclosure of confidential information relating to the Fund, its Affiliates and/or any Portfolio Company, or (b) subject, by regulation, contract or otherwise, to disclose information concerning the Fund to a trading exchange or other market where interests in such Investor are sold or traded, whether foreign or domestic?

☐      Yes           ☐    No

If the above question was answered “Yes,” please indicate the relevant laws to which the Investor is subject and provide any additional explanatory information.

7.a.	For any Investor that is a governmental entity and/or agency, authority, instrumentality or other subdivision of any governmental authority, including any pension plan or pool of assets controlled by any such governmental authority or part thereof: Are there any applicable laws, rules, regulations and/or policies that limit or restrict the ability of the Investor and/or the Investor’s employees and/or representatives to participate in activities at meetings or other functions of the Fund and/or to receive items distributed at such meetings and/or functions? (Examples include any prohibitions, requirements to reimburse the Fund and its affiliates or other similar limits with respect to participation in social or entertainment activities, meals or other gifts or tokens distributed at activities hosted by the Fund and its affiliates.)

☐      Yes           ☐    No

If the question above was answered “Yes,” please indicate the relevant laws, rules, regulations and/or policies to which the Investor is subject and provide additional explanatory information in the space below:

7.b.	If question 7.a. was answered “Yes,” is the Investor entitled to any sovereign or other immunity in respect of itself, its property, or any litigation in any jurisdiction, court, or venue?

☐      Yes           ☐    No

If question 7.b. was answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

Notwithstanding any response to this question 7.b., the Investor hereby confirms that nothing herein shall relieve the Investor of or modify any obligations that the Investor may have under the Limited Liability Company Agreement or the Subscription Agreement to contribute capital to the Fund in accordance with the terms and conditions of the Limited Liability Company Agreement and the Subscription Agreement. A lender which provides financing to the Fund or any alternative investment vehicle in accordance with the terms of the Limited Liability Company Agreement may rely on this paragraph.

8.	What percentage of the Investor is owned by U.S. Persons?

_________%

9.	What percentage of the Investor is owned by non-U.S. Persons?

_________%

10.	Is the Investor (a) a trust any portion of which is treated (under subpart E of part I of subchapter J of chapter 1 of subtitle A of the Code) as owned by a natural person (e.g., a grantor trust), (b) an entity disregarded for U.S. federal income tax purposes and owned (or treated as owned) by a trust described in clause (a) of this sentence (e.g., a limited liability company with a single member), (c) an organization described in Section 401(a), Section 501(c)(17) or Section 509(a) of the Code or (d) a trust permanently set aside or to be used for a charitable purpose?

☐      Yes           ☐    No

If the above question was answered “Yes,” please indicate which of the preceding items (a)-(d) applies to the Investor:	.

F.	Discretionary Management

1.	Please check a box below indicating whether any third party has discretion to make such investment in the Fund on your behalf:

☐      Yes           ☐    No

If the above question was answered “Yes,” please list the name of the discretionary manager:

G.	Related Parties/Other Beneficial Parties

1.	To the best of the Investor’s knowledge, does the Investor control, or is the Investor controlled by or under common control with, any other investor in the Fund?

☐      Yes           ☐    No

If the above question was answered “Yes,” please indicate the name of such other investor:

If the question above was answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

H.	Section 892 Investor

1.	Is the Investor eligible for the benefits of Section 892 of the Code (a “Section 892 Investor”)? If so the Investor should provide a completed IRS Form W-8EXP.

☐      Yes           ☐    No

I.	Bank Holding Company Status

1.	Is the Investor a “BHC Investor”[11]? as such term is defined in the Limited Liability Company Agreement?

☐      Yes           ☐    No

J.	Non-U.S. Person Status

1.	Is the Investor a “Non-U.S. Person”[12]?

☐      Yes           ☐    No

K.	United Kingdom Financial Promotion

1.	The Investor represents to the General Partner, the Fund and the Manager that the Investor is a person to whom the Memorandum, this Subscription Agreement and/or the Limited Liability Company Agreement (and/or any ancillary information relating thereto, together the “Fund Material”) may be communicated without contravention of Section 21 or 238 of the UK Financial Services and Markets Act 2000 (“FSMA”) because the Subscriber is one or more of the following (please tick where applicable):

☐	The Subscriber received the Fund Material outside the United Kingdom;

☐	The Subscriber qualifies as an “investment professional” within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion Order) 2005 by falling into one of the following categories (please check the category which applies):

11 A “BHC Investor” is defined as an Investor that is a bank holding company, as defined in Section 2(a) of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), a non-bank subsidiary (for purposes of the BHC Act) of a bank holding company, a foreign banking organization, as defined in Regulation K of the Board of Governors of the Federal Reserve System (12 C.F.R. § 211.23) or any successor regulation, or a non-bank subsidiary (for purposes of the BHC Act) of a foreign banking organization which subsidiary is engaged, directly or indirectly in business in the United States and which in any case holds Shares for its own account.

12 “Non-U.S. Person” means (a) a citizen of a country other than the United States, (b) an entity organized under the laws of a jurisdiction other than those of the United States or any state, territory or possession of the United States, (c) a government other than the government of the United States or of any state, territory or possession of the United States, (d) a corporation, limited partnership, limited liability company or other entity of which, in the aggregate, more than 25% of the capital stock or other partnership, membership or ownership interests is owned of record or voted by Persons described in any of clauses (a) through (c) above or an entity described in this clause (d) or (e) a representative of, or entity controlled by, Persons described in any of the foregoing clauses (a) through (e).

☐	an authorised person, including a firm authorised by the Prudential Regulation Authority or the Financial Conduct Authority in the United Kingdom, or an EEA firm authorised to provide services in the UK under a passport;

☐	an exempt person Section 38(1) of FSMA, such as an appointed representative of an authorised person;

☐	a person:

•	whose ordinary activities involve it participating in unregulated collective investment schemes for the purposes of a business carried on by it; or

•	who it is reasonable to expect will so participate for the purposes of a business carried out by it;

☐	a government, local authority or an international organisation.

☐	The Subscriber is a body corporate which has, or which is a member of the same group as an undertaking which has, a called-up share capital or net assets of not less than:

o	if the Subscriber has more than 20 members or is a subsidiary undertaking of an undertaking which has more than 20 members, £500,000;

o	otherwise, £5 million.

☐	The Subscriber is an unincorporated association or partnership which has net assets of not less than £5 million.

☐	The Subscriber is the trustee of a trust with cash and investments with an aggregate value of at least £10 million.

☐	The Subscriber is a professional investor within the meaning of Directive 2011/61/EU on Alternative Investment Fund Managers, provided that at the time the Subscriber received the Fund Material, interests in the Partnership could be offered lawfully to investors in the United Kingdom in accordance with the Financial Services and Markets Act 2000 Alternative Investment Fund Managers Regulations 2013.

If the Investor has further questions with respect to the foregoing question, please contact Simpson Thacher & Bartlett LLP.

L.	Anti-Money Laundering

1.	Please fill out the following table including the name and country of citizenship for:

(i)	each individual that is a director and significant[13] shareholder if the Investor is a corporation;

(ii)	the ultimate owner(s) of the Investor’s general partner(s) and significant[13] limited partners if the Investor is a partnership;

(iii)	the ultimate owner(s) of the Investor’s managing members and significant[13] members if the Investor is a limited liability company; or

(iv)	the Investor’s settlor and/or grantor, trustees and beneficiaries if the Investor is a trust.

You may make additional copies of the table below as necessary.

Name	Country of Citizenship	Percentage of Ownership

[remainder of page intentionally left blank]

13             “Significant” means a holder of more than 10% of the equity interests of the Investor.

The Investor understands that the foregoing information will be relied upon by the Fund for the purpose of determining the eligibility of the Investor to purchase and own Units in the Fund. The Investor agrees to notify the Fund immediately in writing if any representation, warranty or information contained in this Subscription Agreement, including this Investor Questionnaire, becomes untrue or incomplete at any time. The Investor agrees to provide, if requested, any additional information and execute and deliver such documents regarding itself and all of its beneficial owners as the Fund may reasonably request from time to time to substantiate the Investor’s status as an accredited investor or Non-U.S. Person, as applicable to the offering and sale of the Units, or to otherwise determine the eligibility of the Investor to purchase Units in the Fund, to verify the accuracy of the Investor’s representations and warranties herein or to comply with any law, rule or regulation to which the Fund and/or the Adviser may be subject, including compliance with anti-money laundering laws and regulations. To the fullest extent permitted by law, the Investor agrees to indemnify and hold harmless the Fund, the Adviser, the Administrator and their respective Affiliates and each Partner thereof from and against any loss, damage or liability due to or arising out of a breach of any representation, warranty or agreement of the Investor contained in this Subscription Agreement (including the Investor Questionnaire) or in any other document provided by the Investor to the Fund or in any agreement (other than the Limited Liability Company Agreement) executed by the Investor with the Fund or the Adviser in connection with the Investor’s investment in Units.

INDIVIDUAL INVESTOR:

(Print Full Name)

(Signature)

PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST, CUSTODIAL ACCOUNT, JOINT ACCOUNT, OTHER INVESTOR:

(Print Full Legal Name of Entity)

By:
(Signature)

(Print Full Name and Title)

ANNEX 1

Annex 1

DEFINITION OF “INVESTMENTS”

The term “investments” means:

(1)	Securities, other than securities of an issuer that controls, is controlled by or is under common control with, the Investor that owns such securities, unless the issuer of such securities is:

(i)	An investment company or a company that would be an investment company but for the exclusions or exemptions provided by the Investment Company Act, or a commodity pool; or

(ii)	A Public Company (as defined below); or

(iii)	A company with shareholders’ equity of not less than $50 million (determined in accordance with generally accepted accounting principles) as reflected on the company’s most recent financial statements; provided, that such financial statements present the information as of a date within 16 months preceding the date on which the Investor acquires Units;

(2)	Real estate held for investment purposes;

(3)	Commodity Interests (as defined below) held for investment purposes;

(4)	Physical Commodities (as defined below) held for investment purposes;

(5)	To the extent not securities, Financial Contracts (as defined below) entered into for investment purposes;

(6)	In the case of an Investor that is a company that would be an investment company but for the exclusions provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act, or a commodity pool, any amounts payable to such Investor pursuant to a firm agreement or similar binding commitment pursuant to which a person has agreed to acquire an interest in, or make capital contributions to, the Investor upon the demand of the Investor; and

(7)	Cash and cash equivalents (including foreign currencies) held for investment purposes.

Real estate that is used by the owner or a Related Person (as defined below) of the owner for personal purposes, as a place of business or in connection with the conduct of the trade or business of such owner or a Related Person of the owner, will NOT be considered real estate held for investment purposes; provided, that real estate owned by an Investor who is engaged primarily in the business of investing, trading or developing real estate in connection with such business may be deemed to be held for investment purposes. However, residential real estate will not be deemed to be used for personal purposes if deductions with respect to such real estate are not disallowed by Section 280A of the Code.

Annex 1

A Commodity Interest or Physical Commodity owned, or a Financial Contract entered into, by the Investor who is engaged primarily in the business of investing, reinvesting or trading in Commodity Interests, Physical Commodities or Financial Contracts in connection with such business may be deemed to be held for investment purposes.

“Commodity Interests” means commodity futures contracts, options on commodity futures contracts and options on physical commodities traded on or subject to the rules of:

(i)	Any contract market designated for trading such transactions under the U.S. Commodity Exchange Act, as amended (the “Commodity Exchange Act”), and the rules thereunder; or

(ii)	Any board of trade or exchange outside the United States, as contemplated in Part 30 of the rules under the Commodity Exchange Act.

“Financial Contract” means any arrangement that:

(i)	takes the form of an individually negotiated contract, agreement, option to buy, sell, lend, swap or repurchase or other similar individually negotiated transaction commonly entered into by participants in the financial markets;

(ii)	is in respect of securities, commodities, currencies, interest or other rates, other measures of value or any other financial or economic interest similar in purpose or function to any of the foregoing; and

(iii)	is entered into in response to a request from a counter- party for a quotation, or is otherwise entered into and structured to accommodate the objectives of the counterparty to such arrangement.

“Physical Commodities” means any physical commodity with respect to which a Commodity Interest is traded on a market specified in the definition of Commodity Interests above.

“Public Company” means a company that:

(i)	files reports pursuant to Section 13 or 15(d) of the Exchange Act; or

(ii)	has a class of securities that are listed on a Designated Offshore Securities Market, as defined by Regulation S of the Securities Act.

Annex 1

“Related Person” means a person who is related to the Investor as a sibling, spouse or former spouse, is a direct lineal descendant or ancestor by birth or adoption of the Investor or is a spouse of such descendant or ancestor, provided, that in the case of a Family Company, a Related Person includes any owner of the Family Company and any person who is a Related Person of such an owner. “Family Company” means a company, partnership or trust that owns not less than $5,000,000 in investments and that is owned, directly or indirectly, by or for two or more natural persons who are related as siblings or spouse (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons or foundations, charitable organizations or trusts established for the benefit of such persons.

For purposes of determining the amount of investments owned by a company, there may be included investments owned by majority-owned subsidiaries of the company and investments owned by a company (“Parent Company”) of which the company is a majority-owned subsidiary, or by a majority-owned subsidiary of the company and other majority-owned subsidiaries of the Parent Company.

In determining whether a natural person is a qualified purchaser, there may be included in the amount of such person’s investments any investment held jointly with such person’s spouse, or investments in which such person shares with such person’s spouse a community property or similar shared ownership interest. In determining whether spouses who are making a joint investment in the Fund are qualified purchasers, there may be included in the amount of each spouse’s investments any investments owned by the other spouse (whether or not such investments are held jointly). There shall be deducted from the amount of any such investments any amounts specified by paragraph 2(a) of Annex 2 incurred by such spouse.

In determining whether a natural person is a qualified purchaser, there may be included in the amount of such person’s investments any investments held in an individual retirement account or similar account the investments of which are directed by and held for the benefit of such person.

ANNEX 2

VALUATION OF INVESTMENTS

The general rule for determining the value of investments in order to ascertain whether a person is a qualified purchaser is that the value of the aggregate amount of investments owned and invested on a discretionary basis by such person shall be their fair market value on the most recent practicable date or their cost. This general rule is subject to the following provisos:

(1)	In the case of Commodity Interests, the amount of investments shall be the value of the initial margin or option premium deposited in connection with such Commodity Interests; and

(2)	In each case, there shall be deducted from the amount of investments owned by such person the following amounts:

(a)	The amount of any outstanding indebtedness incurred to acquire or for the purpose of acquiring the investments owned by such person.

(b)	A Family Company, in addition to the amounts specified in paragraph (a) above, shall have deducted from the value of such Family Company’s investments any outstanding indebtedness incurred by an owner of the Family Company to acquire such investments.

ANNEX 3

ANNEX 4

Annex 4

New Mountain Capital, L.L.C.

New Mountain Finance Corporation

New Mountain Finance Advisers BDC, L.L.C.

New Mountain Credit CLO Advisers, L.L.C.

PRIVACY NOTICE

To: Investors in New Mountain Private Funds (each a “Fund” and collectively, the “Funds”)14

New Mountain Capital15 (“New Mountain,” “we,” or “our”) is providing this notice to individual clients and investors (i.e. investors who are natural persons) in order to inform you of our privacy policies and practices regarding our funds with respect to your personal, nonpublic information.

It is important to note that we have always treated the personal information we receive from all of our investors with sensitivity and plan to continue that practice. Certain disclosures are permitted under agreements governing your investment in our Funds and applicable rules (for example disclosures to accountants and attorneys for the fund). We believe that all of our existing and future anticipated disclosures are permissible under existing rules and the new rules discussed below. In the unlikely event we deem it necessary to disclose information that is not permitted under such rules, we have provided you with an election to “opt out” of such disclosure. Please contact compliance@newmountaincapital.com or your Business Development representative if you would like to opt out of these disclosures.

In the European Economic Area (“EEA”), for investors subject to EU Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”) persons who control and/or process personal data, including any personal data furnished in a subscription agreement provided to New Mountain (such as authorised signatories, directors, beneficial owners, etc.) or personal data provided in the course of communicating with New Mountain (such as email addresses, business cards, telephone numbers, etc.), are required to ensure, inter alia, that any such data is processed and provided lawfully, fairly and in a transparent manner. Similar requirements apply to investors in New Mountain’s Cayman Islands investment funds, pursuant to the Data Protection Law, 2017 of the Cayman Islands. The Addendum for EEA and Cayman Islands to this Privacy Notice is intended to provide specific information about how New Mountain uses and processes personal data received from applicable investors.

The California Consumer Privacy Act of 2018 (“CCPA”) applies with respect to California residents, as such term is defined under the CCPA. The Addendum for California Investors to this Privacy Notice is intended to provide information about specific rights granted under the CCPA to natural person California residents and provides information regarding how such California residents can exercise their rights under the CCPA.

14 Please see Appendix A for a current list of Funds advised by New Mountain Capital, L.L.C., New Mountain Finance Corporation, New Mountain Finance Advisers BDC, L.L.C, and New Mountain Credit CLO Advisers, L.L.C. (collectively, the Funds).

15 For purposes of this Privacy Notice, “New Mountain Capital” includes New Mountain Capital, L.L.C.; New Mountain Finance Corporation; New Mountain Finance Advisers BDC, L.L.C.; New Mountain Credit CLO Advisers, L.L.C.; and their private fund clients.

Annex 4

In connection with the formation and ongoing activities of our private investment funds, we collect and maintain nonpublic personal information about our individual investors from the following sources:

a)	Information we receive from you on subscription agreements, investor questionnaires or other forms that you submit to us or contracts that you enter into with us;

b)	Information related to your transactions with us, our affiliates or others; and

c)	Information you provide us directly about your personal finances or personal circumstances, including information obtained from meetings, telephone conversations and electronic communication with you.

We may disclose any of the information we collect, as described above, in connection with the activities of our investment funds to third parties and to our affiliates, including:

a)	Providers of services and products, such as broker-dealers, custodians, banks and others used to finance or facilitate transactions by or operations of our private funds; and

b)	Actual and potential portfolio companies, purchasers thereof and potential co-investors, and each of their respective advisors if requested in connection with an investment or disposition.

We may also disclose nonpublic personal information about you to nonaffiliated third parties as permitted or required by law and in accordance with the agreements governing your investment in our private funds, including:

c)	Other service providers to our investment funds, such as those who provide accounting, legal or tax preparation services; and

d)	Other partners and potential investors in our investment funds; and transfer agents, portfolio companies, brokerage firms and the like, in connection with distributions to our investors.

We have procedures in place that limit access to personal information to those employees who have a reasonable need to know such information in order to perform business services. We maintain physical, electronic and procedural safeguards to guard the nonpublic personal information that we have obtained from you.

Annex 4

Disclosure Opt Out

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures (other than disclosures permitted by law or the agreements governing your investment in our private funds); that is, you may direct us not to make those disclosures (other than disclosures permitted by law or the agreements governing your investment in our private funds). To opt out of disclosures to nonaffiliated third parties, you may return the Opt Out Form included in the next page to us.

Annex 4

OPT OUT FORM

To be completed and returned in the event that you (i) are an individual investor (i.e. natural person) and (ii) desire that we not make disclosures to nonaffiliated parties discussed in the above Privacy Notice (other than disclosures permitted by law or the agreements governing your investment in our private funds).

Name of Individual Investor:

Name of Fund:

Signature:

Date:

Return to:

New Mountain Capital
1633 Broadway, 48th Floor
New York, NY 10019
Attn: Chief Compliance Officer

Annex 4

Addendum for EEA and Cayman Islands

EU Regulation 2016/679 on the protection of natural persons

with regard to the processing of personal data and on the free movement of such data

(“General Data Protection Regulation”)

Data Protection Act, 2017 of the Cayman Islands (“DPA”)

This Privacy Notice is addressed to (i) individuals in the EEA with whom we interact in relation to an investment in New Mountain Private Funds (the “Funds”) and is provided pursuant to the General Data Protection Regulation, and (ii) investors in our Cayman Islands investment funds, in accordance with the DPA. New Mountain will endeavour to ensure that Personal Data that you provide to us is handled in accordance with our obligations under U.S. law and in accordance with the General Data Protection Regulation and DPA as described in this notice.

1.	In this Notice, the following terms have the following meaning:

“data controller”	means the New Mountain entity that decides how and why personal data is processed;
“EEA”	means the member states of the European Economic Area;
“personal data”	means information from which it is possible to identify a natural person (an individual), or information from which any individual is identifiable;
“processing”	means anything that is done with personal data, whether or not by automated means, such as collection, recording, organisation, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.
“processor”	means the person or entity that processes personal data on behalf of a data controller.
“sensitive personal data”

means personal data about an individual’s race or ethnicity, political opinions, religious or philosophical beliefs, trade union membership, physical or mental health, sexual life, or any other information that may be deemed to be sensitive under applicable law.

2.	We will only use personal data that you provide to us, or which is otherwise obtained by us in connection with an investment in the Funds, as set out in this Privacy Notice.

3.	We may receive personal data about you from the following sources:

a.	when you provide it to us (e.g., where you contact us via email or telephone, or by any other means);

b.	when you subscribe to one of our funds and complete a subscription agreement or other fund documents;

c.	when you visit our website, fund data room and/or investor reporting portal (as applicable), including registration information and any information provided through online forms;

d.	when it is in the public domain, or obtained from searches of public registries, such as court registries or lists maintained by governmental authorities; and

e.	from third parties who provide it to us, e.g., where we conduct credit reference verification, anti-money laundering checks, or where we receive your details from financial intermediaries or placement agents fund-raising on our behalf.

Annex 4

4.	The categories of personal data that we may process are as follows:

a.	name(s); date of birth; identification, such as passport; social security number; national ID or insurance number, tax identification number; copy of passport; nationality; signatures;

b.	address; telephone number; email address; and

c.	business activities; financial expertise including educational qualifications and investment experience; value of financial portfolio; ability to bear losses; nature of past or current employment within or outside the financial sector.

5.	We may organise the personal data we collect and combine it with other personal data that you provide or that we collect from other sources.

6.	We do not seek to collect or otherwise process sensitive personal data, except where we are required to comply with a legal obligation, such as, e.g., where we are required to gather information about a politically exposed person or their family members and that information constitutes sensitive personal data.

7.	We only process information about criminal offences to the extent required by applicable law.

8.	The purposes for which we process personal data and the legal bases for doing so are as follows:

	Purpose	Legal Basis
a)	KYC - confirming your identity and screening against government, supranational bodies or sanctions lists or performing other on-boarding due diligence	• The processing is necessary for compliance with a legal obligation; • If the information constitutes sensitive personal data, we have obtained your prior consent
b)	To perform our contract, including managing the assets of the fund, providing periodic and annual reporting, responding to your queries, keeping you apprised of co-investment opportunities, and any other matters of legitimate interest to investors including other investment opportunities

•      To perform our contract with you

•      We also have a legitimate business interest in carrying out processing for some of these purposes where we consider that, on balance, our legitimate interests are not overridden by your interests, fundamental rights or freedoms

c)	Legal compliance - detecting, investigating and preventing breaches and criminal offences, in accordance with applicable law.	• The processing is necessary for compliance with a legal obligation; or • We have a legitimate interest in carrying out the processing
d)	Legal proceedings.	• We have a legitimate interest in carrying out the processing for the purpose of establishing, exercising or defending our legal rights
e)	Improving our products and services,

•      We have a legitimate interest in carrying out the processing for the purpose of improving our products or services where we consider that, on balance, our legitimate interests are not overridden by your interests, fundamental rights or freedoms

Annex 4

9.	Where it is necessary for the performance of our contract with you, or for our internal business processes, we may share personal data with any Fund (as identified in Appendix A hereto) in which you are invested, any other funds in which you invest or apply to invest in and/or the administrator(s) of such funds. In addition, we may disclose your personal data to:

a.	credit reference agencies;

b.	anti-fraud services;

c.	governmental, tax and regulatory, or similar authorities;

d.	accountants, auditors, financial and tax advisors, lawyers and other outside professional advisors to the Fund or New Mountain;

e.	third party processors (such as email and electronic communications retention vendors or fund administrators), located in Canada, Europe and the U.S.A., as applicable;

f.	any relevant party, enforcement agency or court, to the extent necessary for the establishment, exercise or defence of legal rights;

g.	for the prevention, investigation or prosecution of criminal offences;

h.	in connection with AML/KYC requirements; and

i.	any relevant third-party acquirer(s), in the event that we sell or transfer all or any relevant portion of a Net Lease Fund in which you are an investor.

10.	Where it is necessary for the performance of our contract with you and you choose not to provide personal data to us or do not want New Mountain to process this data, it may prevent New Mountain from allowing you to invest in a Fund and may adversely affect New Mountain’s ability otherwise to manage its business relationship with you.

11.	Where we engage a third-party processor, the processor will be subject to contractual obligations to: (i) process in accordance with our prior written instructions; and (ii) use measures to protect the confidentiality and security of the personal data.

12.	New Mountain is based in the U.S.A. The personal data you provide to us will be transferred to and stored on our servers in the U.S.A. We take reasonable steps to protect your personal data from unauthorised access and against unlawful processing, accidental loss, destruction and damage. Where we receive your personal data directly in the U.S.A. we are not responsible for its transfer outside the EEA. Personal data may be shared with fund administrators (for certain New Mountain products) and other service providers (e.g., for email and electronic communications retention) that are located outside of the United States. Otherwise, we do not intend to transfer your personal data to other countries outside the U.S.A. Where any transfer takes place under a written contract, you have the right to request a copy of that contract and may do so by contacting New Mountain (see the contact details below).

Annex 4

13.	We take reasonable steps designed to ensure that your personal data are accurate and, where necessary, kept up to date. You have the right to ask to see the data we hold about you and to ask us to: (a) make any changes to ensure that any personal data is accurate and up to date; (b) erase or stop processing any personal data we hold where there is no longer a legal ground for us to process it; and, (c) transfer such data to a third party (however we do not foresee the applicability of this right in the context of your investment in a Fund). To exercise one or more of these rights, or to ask a question about these rights, please contact New Mountain at the address below.

14.	You have the right to ask us not to process your personal data for marketing purposes. You can exercise this right by checking a box on any communication in which we seek to gather any personal data from you for such purposes; alternatively, you can exercise the right at any time by contacting us at the address below or returning the Disclosure Opt Out form included with this Privacy Notice.

15.	The criteria for determining the duration for which we will retain your personal data are as follows:

a.	in a form that permits identification only for as long as necessary in connection with the lawful purpose for which it is held;

b.	for the period under applicable law during which any person could bring a legal claim against New Mountain in relation to a matter in which your personal data may be relevant; and

c.	if a legal claims were to be brought, for such additional periods as are necessary in connection with that claim.

16.	Once these periods have expired, we will permanently delete or destroy the relevant personal data.

Annex 4

Addendum for California Investors

California Consumer Privacy Act of 2018

(“CCPA”)

This notice supplements the Privacy Notice set forth above with respect to specific rights granted under the California Consumer Privacy Act of 2018 (the “CCPA”) to natural person California residents and provides information regarding how such California residents can exercise their rights under the CCPA. This supplement is only relevant to you if you are a resident of California as determined in accordance with the CCPA. Information required to be disclosed to California residents under the CCPA regarding the collection of their personal information that is not set forth in this CCPA supplement is otherwise set forth above in the Privacy Notice. To the extent there is any conflict with the privacy requirements under the Gramm-Leach-Bliley Act and/or Regulation S-P (“GLB Rights”), GLB Rights shall apply.

Categories of Personal Information We Collect: We have collected some or all of the following categories of personal information from individuals within the last twelve (12) months:

a.      name(s); date of birth; identification, such as passport; social security number; national ID or insurance number, tax identification number; copy of passport; nationality; signatures;

b.      address; telephone number; email address;

•	c. business activities; financial expertise including educational qualifications and investment experience; value of financial portfolio; ability to bear losses; nature of past or current employment within or outside the financial sector; and

•	d. Internet or other electronic network activity information, such as information regarding your use of our website, fund data room and investor reporting portal (e.g., cookies, browsing history and/or search history), as well as information you provide to us when you correspond with us in relation to inquiries.

Within the last twelve (12) months, we have shared each of the categories of personal information collected with affiliates and third-party service providers as set forth in the Privacy Notice above, and we collect personal information from the sources set forth in the Privacy Notice above.

Purposes for Collecting Personal Information: We may collect or share the personal information we collect about you for one or more of the following business or commercial purposes:

•	KYC - confirming your identity and screening against government, supranational bodies or sanctions lists or performing other on-boarding due diligence;

•	To perform our contract, including managing the assets of the fund, providing periodic and annual reporting, responding to your queries, keeping you apprised of co-investment opportunities, and any other matters of legitimate interest to investors including other investment opportunities;

•	Legal compliance - detecting, investigating and preventing breaches and criminal offences, in accordance with applicable law;

•	Legal proceedings;

•	Improving our products and services.

We do not sell any of the personal information we collect about you to third parties.

Annex 4

Deletion Rights: You have the right to request that we delete any of your personal information that we retain, subject to certain exceptions, including, but not limited to, our compliance with U.S., state, local and non-U.S. laws, rules and regulations.

Disclosure and Access Rights: You have the right to request that we disclose to you certain information regarding our collection, use, disclosure and sale of personal information specific to you over the last twelve (12) months. Such information includes:

•	The categories of personal information we collected about you;

•	The categories of sources from which the personal information is collected;

•	Our business or commercial purpose for collecting such personal information;

•	Categories of third parties with whom we share the personal information;

•	The specific pieces of personal information we have collected about you; and

•	Whether we disclosed your personal information to a third party, and if so, the categories of personal information that each recipient obtained.

No Discrimination: We will not discriminate against you for exercising your rights under the CCPA, including by denying service, suggesting that you will receive, or charging, different rates for services or suggesting that you will receive, or providing, a different level or quality of service to you.

How to Exercise Your Rights: To exercise any of your rights under the CCPA, or to access this notice in an alternative format, please submit a request using any of the methods set forth below.

Call us using the following toll-free number: 1-800-655-4407.

Contact us through our website: www.newmountaincapital.com.

Email us at the following email address: compliance@newmountaincapital.com.

We will contact you to confirm receipt of your request under the CCPA and request any additional information necessary to verify your request. We verify requests by matching information provided in connection with your request to information contained in our records. Depending on the sensitivity of the request and the varying levels of risk in responding to such requests (for example, the risk of responding to fraudulent or malicious requests), we may request your investor portal access credentials in order to verify your request. You may designate an authorized agent to make a request under the CCPA on your behalf, provided that you provide a signed agreement verifying such authorized agent’s authority to make requests on your behalf, and we may verify such authorized person’s identity using the procedures above.

Our goal is to respond to any verifiable consumer request within forty-five (45) days of our receipt of such request. We will inform you in writing if we cannot meet that timeline. Please contact the Chief Compliance Officer of New Mountain at the email address above with any questions about this Privacy Notice.

Annex 4

To Contact New Mountain:

If you would like to contact New Mountain about any of the information in this Notice, or if you want to make a complaint please contact:

New Mountain Capital

1633 Broadway, 48th Floor

New York, NY 10019

Attn: Chief Compliance Officer

You can also obtain further information on data privacy and/or make a complaint by contacting your local data protection authority in your member state.

Annex 4

Appendix A – New Mountain Private Funds

New Mountain Partners II, L.P.

New Mountain Affiliated Investors II, L.P.

Allegheny New Mountain Partners, L.P.

New Mountain Partners III, L.P.

NMP III Continuation Fund, L.P.

NMP III Continuation Feeder, L.P.

New Mountain Partners IV, L.P.

New Mountain Partners V, L.P.

New Mountain Partners VI, L.P.

New Mountain Strategic Equity Fund I, L.P.

New Mountain Guardian II Master Fund-A, L.P.

New Mountain Guardian II Master Fund-B, L.P.

New Mountain Guardian Partners II Offshore, L.P.

New Mountain Guardian Partners II , L.P.

New Mountain Guardian III BDC, L.L.C.

New Mountain Guardian IV BDC, L.L.C.

NMF SLF I, Inc.

New Mountain Net Lease Delaware Feeder, L.P.

New Mountain Net Lease Delaware Feeder II, L.P.

New Mountain Net Lease Partners, L.P.

New Mountain Net Lease Partners II, L.P.

NMFC Senior Loan Program I LLC

Annex 4

CONSENT FOR THE PROCESSING OF SENSITIVE PERSONAL INFORMATION

Sensitive Personal Information includes Personal Information concerning an individual’s (i) political opinions or philosophical beliefs, (ii) the commission or alleged commission by such individual of any criminal offence, or (iii) any proceedings for any criminal offence committed or alleged to have been committed by such individual, the disposal of such proceedings, or the sentence of any court in such proceedings.16

If you provide us with Sensitive Personal Information in connection with this Subscription Agreement, the provision of this information is entirely voluntary and subject to your or the relevant natural person’s express consent (which, if applicable, you shall be responsible for obtaining and represent is obtained where Sensitive Personal Information is provided by you) and we ask that you provide us with express consent for the processing any such Sensitive Personal Information pursuant to this Annex 12.

Where we do receive Sensitive Personal Information, we will only keep such information for as long as strictly necessary in order to comply with our obligations under the law.

Investors should indicate below whether they are providing consent on their own behalf or on behalf of another individual, and then indicate specifically the types of processing set out below for which consent is provided.

☐	I am acting on my own behalf in providing consent.

☐	I am authorized to provide consent on behalf of another individual and have received that person’s consent to do so.

Consent is hereby given to the processing of the following types of information:

☐	such person’s political opinions, by the Adviser (or any other entity acting on their or the Fund’s behalf), in order to collect and evaluate information relating to “politically exposed persons” (as defined in this Subscription Agreement);

☐	such person’s philosophical beliefs or such person’s desire to be excused from investing on philosophical, moral or religious grounds, by the Adviser (or any other entity acting on their or the Fund’s behalf); and

☐	the commission or alleged commission by such person of any offences, or relating to any proceedings for any offence committed or alleged to have been committed by such person, the disposal of such proceedings or the sentence of any court in such proceedings (as applicable), by the Adviser any other entity acting on their or the Fund’s behalf), in order to collect and evaluate information relating to “Disqualifying Events” (as defined in this Subscription Agreement).

☐	I acknowledge that the provision of the above information is entirely voluntary but without this information, the Adviser (or any other entity acting on their or the Fund’s behalf) may be unable to process such person’s application or subscription.

16 “Sensitive Personal Information” means Personal Information concerning an individual’s (i) racial or ethnic origin, (ii) political opinions, (ii) religious or philosophical beliefs, (iv) membership of a trade union, (v) genetic or biometric data, (vi) physical or mental health or condition, (vii) sexual life or orientation, (viii) the commission or alleged commission by him/her of any criminal offence, or (ix) any proceedings for any criminal offence committed or alleged to have been committed by him/her the disposal of such proceedings or the sentence of any court in such proceedings.

ANNEX 5

Annex 5

NEW MOUNTAIN GUARDIAN IV BDC, L.L.C.
CANADIAN ADDENDUM TO THE SUBSCRIPTION AGREEMENT
(British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick,
Prince Edward Island, Nova Scotia and Newfoundland and Labrador)

Reference is made to the Private Placement Memorandum dated April 4, 2022 (the “Memorandum”), including all exhibits, supplements, modifications and amendments thereto, including the limited liability company agreement (the “Limited Liability Company Agreement”) and the subscription agreement (the “Subscription Agreement”), including all exhibits, supplements, modifications and amendments thereto (collectively with the Subscription Agreement, the “Subscription Documents”), each pertaining to the offer for sale of limited liability company interests (“Units”) in New Mountain Guardian IV BDC, L.L.C. (the “Fund”). Except as otherwise provided herein, all capitalized terms used herein and not defined below have the meanings assigned to them within the Memorandum and, where not so defined, within the Subscription Documents.

This Canadian addendum to the Subscription Documents (the “Canadian Addendum”) is being executed and delivered to the Fund by the undersigned subscriber (the “Subscriber”) in connection with the proposed investment in the Securities by the Subscriber, as more fully set out in the Subscription Documents (collectively with the Memorandum, Subscription Documents and this Canadian Addendum, the “Offering Documents”).

1.            Acknowledgments of the Subscriber. The Subscriber, on its own behalf and, if the Subscriber is acting as a trustee, agent, representative, nominee or custodian for another person or entity, on behalf of any underlying owner (the term “Subscriber” being understood to refer as well to such underlying owner unless the context otherwise requires), acknowledges that:

a.            The offer, sale and issuance of the Securities to the Subscriber is being effected on the basis that they are exempt from the prospectus requirements under applicable Canadian securities laws (“Applicable Securities Laws”).

b.            No prospectus has been filed with any Canadian securities regulatory authority (“Regulator”) in connection with the offering of the Securities and no Regulator has made any finding or determination as to the merits for investment in, or made any recommendation or endorsement with respect to, the Securities.

c.            The Fund may be required to file a report of trade with all applicable Regulators containing certain personal information about the Subscriber. This report of trade will include the full name, residential address and telephone number of the Subscriber, the number and type of securities purchased, the total purchase price expressed in Canadian dollars, the prospectus exemption relied upon under Applicable Securities Laws to distribute the Securities to the Subscriber and the date of the distribution. By completing this Canadian Addendum, the Subscriber authorizes the indirect collection of the information described in this section by all applicable Regulators and consents to the disclosure of such information to the public through the filing of a report of trade with all applicable Regulators.

d.            The Securities are being offered on a “private placement” basis only, will be subject to resale restrictions under Applicable Securities Laws and are restricted securities in Canada and, accordingly, any resale of such Securities will be required to be made in accordance with prospectus and registration requirements or exemptions from the prospectus and registration requirements under Applicable Securities Laws.

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e.            The certificates, if any, representing the Securities (and any replacement certificate issued prior to the expiration of the applicable hold periods), or ownership statements issued under a direct registration system or other electronic book-entry system, may be required to bear a legend in accordance with Applicable Securities Laws and the Fund will be deemed to have complied with such requirement upon the Subscriber’s receipt of the Memorandum containing disclosure pertaining to resale restrictions under Applicable Securities Laws.

2.            Representations, Warranties and Certifications of the Subscriber. The Subscriber, on its own behalf and on behalf of any underlying owner, represents, warrants and certifies to the Fund and its authorized agents, that, at the date of this Canadian Addendum and at the time of completion of the purchase of the Securities by the Subscriber.

a.            Where the Subscriber is not a natural person, the Subscriber is duly organized and validly existing under the laws of its jurisdiction of organization.

b.            Where the Subscriber is not a natural person, the Subscriber has the power and capacity, without limitation, to invest in the Shares, and the Subscriber’s execution, delivery and performance under the Offering Documents has been duly authorized by all necessary action on the part of the Subscriber, and no other proceedings on the part of the Subscriber are necessary to authorize the Subscriber to enter into this agreement to purchase the Shares or to consummate the transactions contemplated under the Offering Documents, or to comply with the terms of the Offering Documents as applicable to the Subscriber.

c. The Offering Documents, and all related materials delivered to the Subscriber by the Fund, or its authorized agents, have been duly executed by the Subscriber and constitute a valid and binding obligation enforceable against the Subscriber in accordance with their terms.

d.            To the knowledge of the Subscriber, the offer and sale of the Securities to the Subscriber was made exclusively through the Offering Documents, which shall include for greater certainty the Memorandum, and was not made through an advertisement of the Securities in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada.

e.            Where required by Applicable Securities Laws, the Subscriber is purchasing the Securities as principal, or is deemed to be purchasing as principal in accordance with Applicable Securities Laws of the province in which the Subscriber is resident, for investment only and not with a view to resale or distribution.

f.            The Subscriber has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Securities.

g.            No person has made any oral or written representations to the Subscriber that any person will resell or repurchase the Securities or otherwise refund the purchase price of the Securities nor has any person made any oral or written representations to the Subscriber as to the future value or price of the Securities.

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h.            No person has made any written or oral representation that the Securities will be listed and posted for trading on a stock exchange or quoted on a quotation or trade reporting system or that application has been made to list or post the Securities for trading on a stock exchange or quote the Securities on a quotation or trade reporting system.

i.            The Subscriber is entitled under Applicable Securities Laws to purchase the Securities without the benefit of a prospectus qualified under such Applicable Securities Laws and, without limiting the generality of the foregoing, the Subscriber (i) is an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) and in the case of a resident in the province of Ontario, an “accredited investor” as such term is defined in section 73.3(1) of the Securities Act (Ontario) (the “Ontario Act”), and (ii) a “permitted client”, other than a natural person, as defined under section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations (“NI 31-103”), by virtue of satisfying the criteria in Schedule “A”, below.

j.            The Subscriber is not a person created or used solely to purchase or hold securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45 106.

k.            None of the funds being used to purchase the Securities for which the Subscriber is subscribing are, to the best of the Subscriber’s knowledge, proceeds obtained or derived, directly or indirectly, as a result of illegal activities and:

(i)            the funds being used to purchase the Securities and advanced by or on behalf of the Subscriber to the Fund do not represent proceeds of crime for the purpose of the Criminal Code (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) or any legislation, regulations or instruments enacted or adopted in connection therewith, as in effect from time to time (collectively, the “Canadian AML Legislation”);

(ii)            the Subscriber is not a person or entity with or in respect of whom transactions may be prohibited under 83.05 of the Criminal Code (Canada) or under the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act (Canada), sanctions resolutions and regulations of the United Nations adopted by Canada under the United Nations Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act or other economic sanctions laws administered by Foreign Affairs and International Trade Canada or the Department of Public Safety Canada, or any legislation, regulations or instruments enacted or adopted in connection therewith, as in effect from time to time (collectively, the “Canadian Economic Sanctions Legislation”);

(iii)            the Subscriber acknowledges that the Fund or its authorized agents, may in the future be required by law to disclose the Subscriber’s name and other information relating to the Subscriber and any purchase of the Securities, on a confidential basis, pursuant to the Canadian AML Legislation, the Canadian Economic Sanctions Legislation or as otherwise may be required by applicable laws, regulations or rules, and by the execution and delivery of and performance by the Subscriber of this Canadian Addendum, the Subscriber is deemed to have agreed to the foregoing;

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(iv)            to the best of the Subscriber’s knowledge, none of the funds to be provided by the Subscriber to the Fund are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and

(v)            the Subscriber shall promptly notify the Fund if the Subscriber discovers that any such representations cease to be true, and shall provide the Fund with appropriate information in connection therewith.

l.            None of the Subscriber or any one or more of the Subscriber’s immediate family members or close associates, is a foreign politically exposed person, a domestic politically exposed person or the head of an international organization as those terms are defined under the PCMLTFA.

m.            Where required by applicable securities laws, regulations or stock exchange rules, the Subscriber will execute, deliver and file such reports, undertakings and other documents relating to the purchase of the Units by the Subscriber as may be required by such laws, regulations and rules, or assist the Fund in obtaining and filing such reports, undertakings and other documents.

n.            In addition, each Subscriber who is an individual and purchases the Units will be deemed to have represented to the Fund and its authorized agents, that such Subscriber:

a.            has been notified by the Fund:

(i)            that the Fund is required to provide certain personal information (“personal information”) pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 Report of Exempt Distribution (“Form 45-106F1”) to the securities regulatory authority or regulator under NI 45-106 (including its name, address, telephone number, email address, if provided, and the number and type of securities purchased, the total purchase price paid for such securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase, including how the purchaser qualifies for such exemption), which Form 45-106F1 may be required to be filed by the Fund under NI 45-106;

(ii)            that such personal information may be delivered to the securities regulatory authority or regulator in accordance with NI 45-106;

(iii)            that such personal information is collected indirectly by the securities regulatory authority or regulator under the authority granted to it under the securities legislation of the applicable jurisdiction;

(iv)            that such personal information is collected for the purposes of the administration and enforcement of the securities legislation of the applicable jurisdiction; and

(v)            the Subscriber may collect the applicable securities regulatory authority or regulator by way of the contact information provided in Form 45-106F1 for more information regarding the indirect collection of such information, and by purchasing the Securities, the Subscriber has authorized the indirect collection of the personal information by the securities regulatory authority or regulator.

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b.            has authorized the indirect collection of the personal information by the securities regulatory authority or regulator.

The Subscriber acknowledges that its name, address, telephone number and other specified information, including the number of Units it has purchased and the aggregate purchase price paid by the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable Canadian laws. By purchasing Units, the purchaser consents to the disclosure of such information.

Further, the Subscriber acknowledges that the Fund and its authorized agents are relying on the foregoing representations, warranties and certifications in connection with the offer, sale and issuance of the Securities to the Subscriber.

3.            Covenants and Acknowledgements of the Subscriber.

a.            The Subscriber agrees to provide the Fund and its authorized agents upon request with any information concerning the Subscriber and its investment in the Fund necessary to enable the Fund and its authorized agents to make any reports or other filings that they may be required to make under applicable law, or to assist the Fund and its authorized agents, as applicable, in determining of the availability to them of exemptions from requirements under applicable law or their compliance with applicable law.

b.            The Subscriber acknowledges that it should consult its own legal, financial and tax advisers with respect to the tax consequences of an investment in the Securities in its particular circumstances and with respect to the eligibility of the Securities for investment by the Subscriber under relevant Canadian legislation and regulations.

c.            The Subscriber acknowledges that any “forward-looking information” (as such term is defined under section 1.1 of the Securities Act (Ontario)) contained within the Memorandum may not have been prepared or may not be presented consistent with Canadian disclosure standards and that the Subscriber will not receive any additional information updating such “forward-looking information” during any period that the Fund is not a “reporting issuer” in any province or territory of Canada.

d.            The Subscriber understands that, except where otherwise expressly provided, the representations, warranties, certifications, covenants and acknowledgements set forth in the preceding paragraphs are in addition to any other representations, warranties, certifications, covenants and acknowledgements set forth in the Offering Documents, including, for greater certainty, the Memorandum, and that the Fund and its authorized agents and their respective counsel will rely upon the accuracy and truth of the foregoing representations, warranties, certifications, covenants and acknowledgements and the Subscriber hereby consents to such reliance.

e.            The Subscriber further understands that, as a condition of purchase, the Subscriber is required to execute a Canadian certificate (the “Canadian Certificate”) in the form appended to this Canadian Addendum under Appendix “A” below. The Subscriber acknowledges that the Fund and its authorized agents and their respective counsel are relying on such executed Canadian Certificate to determine the Subscriber’s eligibility to purchase the Securities and status as a security holder of the Fund.

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f.            The Subscriber agrees that the representations, warranties, certifications, covenants and acknowledgements contained herein, including in the Canadian Certificate appended hereto, shall survive any issuance of the Securities to the Subscriber and can continue to be relied on by the Fund and its authorized agents, so long as the Subscriber is a holder of Securities until the Subscriber advises the Fund that there has been a change in the information in the Canadian Certificate.

g.            Upon receipt of this Canadian Addendum, the Subscriber hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

DATED at _____________________this________ day of _________, 202__.

Name of Subscriber

By:
Name of Signatory:
Title (if applicable):

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APPENDIX “A”
CANADIAN CERTIFICATE

TO:	NEW MOUNTAIN GUARDIAN IV BDC, L.L.C. (THE “FUND”)

RE:	PURCHASE OF SECURITIES OF THE FUND (THE “SECURITIES”)

In connection with the purchase by the undersigned (the “Purchaser”) of the Securities, the Purchaser hereby represents, warrants and certifies to the addressees of this certificate (the “Canadian Certificate”) that the Purchaser:

(i)	the Purchaser is purchasing the Securities as principal, or is deemed to be purchasing as principal in accordance with Applicable Securities Laws of the province in which the Purchaser is resident, for investment only and not with a view to resale or distribution;

(ii)	is resident in or is subject to the laws of the province of (check one):

☐ British Columbia	☐ Alberta	☐ Saskatchewan

☐ Manitoba	☐ Ontario	☐ Québec

☐ New Brunswick	☐ Prince Edward Island	☐ Nova Scotia

☐ Newfoundland and Labrador

(iii)	has not been provided with any offering memorandum as such term is defined in Schedule “A” to this Canadian Certificate in connection with the purchase of the Securities other than the Memorandum; and

(iv)	is (A) an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus Exemptions, or, in Ontario, in section 73.3(1) of the Securities Act (Ontario), and (B) a “permitted client”, other than a natural person, as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, by virtue of satisfying the indicated criteria in Schedule “A” to this Canadian Certificate.

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CERTIFIED at _____________________this________ day of _________, 202___.

Name of Subscriber

By:
Name of Signatory:
Title (if applicable):

Subscriber’s Address (P.O. Boxes are not acceptable)

Telephone No.

Telefax No.

Email Address

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SCHEDULE “A”

TO CANADIAN CERTIFICATE
“PERMITTED CLIENT”

(All underlined words have the meanings set forth at the end of this Schedule “A”.)

Please check the appropriate box

☐	(a)	a Canadian financial institution or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any person or company referred to in paragraph (a) or (b), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of the subsidiary;
☐	(d)	a person or company registered under the securities legislation of a jurisdiction of Canada as an adviser, investment dealer, mutual fund dealer or exempt market dealer;
☐	(e)	a pension fund that is regulated by either the federal Office of the Superintendent of Financial Institutions or a pension commission or similar regulatory authority of a jurisdiction of Canada or a wholly-owned subsidiary of such a pension fund;
☐	(f)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (e);
☐	(g)	the Government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;
☐	(j)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a managed account managed by the trust company or trust corporation, as the case may be;
☐	(k)	a person or company acting on behalf of a managed account managed by the person or company, if the person or company is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;
☐	(l)	An investment fund if one or both of the following apply:
(i) the fund is managed by a person or company registered as an investment fund manager under the securities legislation of a jurisdiction of Canada;
(ii) the fund is advised by a person or company authorized to act as an adviser under the legislation of a jurisdiction of Canada;
☐	(m)	in respect of a dealer, a registered charity under the Income Tax Act (Canada) that obtains advice on the securities to be traded from an eligibility adviser, as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”), or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

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☐	(n)	in respect of an adviser, a registered charity under the Income Tax Act (Canada) that is advised by an eligibility adviser, as defined in section 1.1 of NI 45-106, or an adviser registered under the securities legislation of the jurisdiction of the registered charity;
☐	(o)	An individual who beneficially owns financial assets, as defined in section 1.1 of NI 45-106, having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5 million;
☐	(p)	a person or company that is entirely owned by an individual or individuals referred to in paragraph (o), who holds the beneficial ownership interest in the person or company directly or through a trust, the trustee of which is a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction;
☐	(q)	a person or company, other than an individual or an investment fund, that has net assets of at least C$25 million as shown on its most recently prepared financial statements; or
☐	(r)	a person or company that distributes securities of its own issue in Canada only to persons or companies referred to in paragraphs (a) to (q);

AS USED IN THIS SCHEDULE A, THE FOLLOWING TERMS HAVE THE FOLLOWING MEANINGS:

“Canadian financial institution” means

(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(b)	a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada.

“eligibility adviser” means

(a)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(b)	in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

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(i)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons (as such term is defined in applicable securities legislation)[17], and

(ii)	have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons (as such term is defined in applicable securities legislation) within the previous 12 months.

For the purposes of the definition of “eligibility adviser” above, the following terms have the following meanings:

“director” means,

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company.

“executive officer” means, for an issuer, an individual who is

(a)	a chair, vice-chair or president,

(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(c)	performing a policy-making function in respect of the issuer.

“founder” means, in respect of an issuer, a person who,

(a)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(b)	at the time of the distribution or trade is actively involved in the business of the issuer.

“person” includes

(a)	an individual,

(b)	a corporation,

17 The definition of “control person” is set out in the securities legislation of each Canadian province and territory and reference should be made to the definition applicable in the jurisdiction of the permitted client.

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(c)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(d)	an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative.

“financial assets” means

(a)	cash,

(b)	securities, or

(c)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation.

“managed account” means an account of a client for which a person makes the investment decisions if that person or company has discretion to trade in securities for the account without requiring the client's express consent to a transaction;

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

For the purposes of the definition of “subsidiary” above, a person (first person) is considered to control another person (second person) if

(a)	the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(b)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

(c)	the second person is a limited partnership and the general partner of the limited partnership is the first person.

END OF SCHEDULE “A”

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ANNEX 6

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Japanese Regulations (for Japan Investors Only)

1.	Qualified Institutional Investor Status:

1.a	If the Investor is a Japan Investor, then is the Investor a “qualified institutional investor” (tekikaku kikan toshika) as defined in Article 10, Paragraph 1 of the Cabinet Office Ordinance Concerning Definitions Provided in Article 2 of the Financial Instruments and Exchange Law of Japan (“Qualified Institutional Investor”) as of the date hereof and the date when the Japan Investor was offered the Units?

☐ Yes     ☐ No

1.b	If the Japan Investor is a Qualified Institutional Investor and checked “Yes” to the box above, check the category or categories that apply to the Japan Investor:

☐	(1) Financial instruments firm engaged in “Type I financial instruments business” (only those falling under the category of securities-related business, and except for those only engaging in the Type I electronic small amount subscription business as defined in Article 29-4-2, Paragraph 10 of the FIEL) or investment management business;

☐	(2) Investment company prescribed in Article 2, Paragraph 12 of the Law Concerning Investment Trusts and Investment Corporations (Law No. 198 of 1951);

☐	(3) Non-Japanese investment company prescribed in Article 2, Paragraph 25 of the Law Concerning Investment Trusts and Investment Corporations;

☐	(4) Bank;

☐	(5) Insurance company;

☐	(6) Non-Japanese insurance company or another entity described in Article 2, Paragraph 7 of the Insurance Business Law (Law No. 105 of 1995);

☐	(7) Shinkin Banks and Federations of Credit Cooperatives, and Labor Credit Associations and Federations of Labor Credit Associations;

☐	(8) The Norinchukin Bank or the Shoko Chukin Bank;

☐	(9) (A) Credit Cooperative that has submitted a notification of such status to the Commissioner of the Financial Services Agency (“FSA”) or a Federation of Credit Cooperatives; (B) a Federation of Agricultural Cooperatives engaged in the business of acceptance of deposits or savings or of facilities concerning mutual aid; or (C) a Federation of Mutual Aid Fishery Cooperatives engaged in the business of acceptance of deposits or savings or of facilities concerning mutual aid;

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☐	(10) The Enterprise Turnaround Initiative Corporation of Japan (limited to the cases where it is engaged in business activities listed in Article 22, paragraph (1), item (i), item (ii), sub-items (a) and (c) and items (iii), (v), (ix) and (x) of the Act on the Enterprise Turnaround Initiative Corporation of Japan (Act No. 63 of 2009));

☐	(11) Kabushiki Kaisha Great East Japan Earthquake Business Operator Support Organization (limited to the case where it is engaged in business activities provided for in Article 16, Paragraph (1), item (i) and item (ii), sub-items (a) and (c) of the Kabushiki Kaisha Great East Japan Earthquake Business Operator Support Organization Law (Law No. 113 of 2011)).

☐	(12) Person who administers and manages one or more fiscal loan funds;

☐	(13) Government Pension Investment Fund;

☐	(14) Japan Bank for International Cooperation and the Okinawa Development Finance Corporation;

☐	(15) Development Bank of Japan;

☐	(16) Agricultural Cooperative or Federation of Fishery Cooperatives engaged in the business of acceptance of deposits or savings;

☐	(17) Person listed in Article 1-9, Item (5) of the Enforcement Ordinance of the FIEL (and registered in accordance with the provisions of Article 33-2 of the FIEL);

☐	(18) Corporation (kabushiki-kaisha) conducting business listed in Article 17-3, Paragraph 2, Item (12) of the Enforcement Regulation of the Banking Law (Ordinance of the Ministry of Finance No. 10 of 1982), that has submitted a notification to the Commissioner of the FSA that the amount of its capital as of its most recent fiscal year end is at least 500 million yen and that its Articles of Incorporation provide that it is engaged in such business;

☐	(19) Limited liability partnership for investments prescribed in Article 2, Paragraph 2 of the Limited Partnership Act for Investment;

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☐	(20) (A) Employees’ pension fund (as such term is defined in Article 3, Item 11 of the Supplementary Provisions of Law No. 63 of 2013; the same applies in Item (24)), which has submitted a notification in accordance with Article 176, Paragraph 2 of Employees’ Pension Insurance Act (as such Article was effective immediately prior to the amendment to such Act by Article 1 of Law No. 63 of 2013 and are deemed effective due to Article 5, Paragraph 1 of the Supplementary Provisions of Law No. 63 of 2013) and that has submitted a notification to the Commissioner of the FSA that the aggregate amount of its liquid assets and fixed assets less the aggregate amount of its liquid liabilities, payment reserves and excessive reserve balance as described in the balance sheet (only those submitted in accordance with the provisions of Article 39, Paragraph 1 of the Cabinet Office Ordinance Concerning the Employees’ Pension Funds prior to the repeal (Ordinance No. 324 of 1966)) concerning pension accounting for the recent fiscal year is 10 billion yen or more; (B) corporate pension fund that has submitted a notification to the Commissioner of the FSA that the aggregate amount of its liquid assets and fixed assets less the aggregate amount of their liquid liabilities and payment reserves as described in the balance sheet (only those submitted in accordance with the provisions of Article 117, Paragraph 3, Item (1) of the Enforcement Regulations for the Law Concerning Defined-Benefit Corporate Pension Plans (Ministry of Health, Labour and Welfare Ordinance No. 22 of 2002)) concerning pension accounting for the recent fiscal year is 10 billion yen or more; or (C) the Pension Fund Association;

☐	(21) Person authorized to do business listed in Article 29, Paragraph 1, Item (1) of the Law Concerning Special Measures against Urban Rehabilitation (Law No. 22 of 2002) to the extent of doing business listed in Article 29, Paragraph 1, Item (1) therein and persons authorized to do business listed in Article 71, Paragraph 1, Item (1) of the same law to the extent of doing business listed in Article 71, Paragraph 1, Item (1) therein;

☐	(22) Trust company prescribed in Article 2, Paragraph 2 of the Trust Business Law (Law No. 154 of 2004) (excluding management type trust companies prescribed in Article 2, Paragraph 4 therein) that has submitted a notification to the Commissioner of the FSA;

☐	(23) Non-Japanese trust company prescribed in Article 2, Paragraph 6 of the Trust Business Law (excluding the non-Japanese management type trust companies prescribed in Article 2, Paragraph 7 therein) that has submitted a notification to the Commissioner of the FSA;

☐	(24) Corporation (other than existing employees’ pension fund) that has submitted a notification to the Commissioner of the FSA that it satisfies either of the following requirements (as to a corporation that has submitted a notification described in clause (24)(ii) below is applicable, only those conducting transactions as Operating Partners) [18]:

(i) The corporation holds a balance of securities on the date immediately prior to the date of notification (“Nearest Preceding Day”), of 1 billion yen or more; or

18 For purposes of this Investor Questionnaire, “Operating Partners” means (i) any partner(s) of a partnership to whom management of the business of such partnership is entrusted under a partnership agreement prescribed in Article 667, Paragraph 1 of the Civil Code (Law No. 89 of 1896) (including the operator under a silent partnership agreement prescribed in Article 535 of the Commercial Code (Law No. 48 of 1899), (ii) any partner(s) of a partnership engaging in the decision to conduct any material business of such partnership under a limited liability partnership agreement prescribed in Article 3, Paragraph 1 of the Limited Liability Partnership Act (Law No. 40 of 2005); (iii) any partner(s) of a partnership engaging in the conduct of any material business of such partnership; and (iv) any partner(s) of a partnership with similar powers organized pursuant to non-Japanese laws and regulations).

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	(ii)	The corporation (excluding those who satisfy paragraph (i)) is an Operating Partner that satisfies each of the following requirements:

		(a)	Securities Balance, which the corporation holds as an Operating Partner, for the business subject to contribution under the partnership agreement, silent partnership agreement, limited liability partnership agreement, or any agreement similar to any of the above agreements governed under non-Japanese laws and regulations, is 1 billion yen or more as of the Nearest Preceding Day; and

		(b)	The corporation has obtained, for submitting the notification, the consent of all other partners of the partnership under the partnership agreement, the silent partners of all other silent partnership agreements having rights under the business subject to contribution regarding the silent partnership agreement or all other partners of the partnership under the limited liability partnership agreement, or all other partners under any agreement similar to any of the above agreements governed under non-Japanese laws and regulations;

☐	(25) Special Purpose Company (as provided for in Article 2, Paragraph 3 of the Act on Securitization of Assets (Law No. 105 of 2008) which has made a filing with the Commissioner of the FSA as falling under any of the following requirements:

	(i)	The Specified Assets (as provided for in Article 2, Paragraph 1 of the Act on Securitization of Assets) in the Asset Securitization Plan as provided for in Article 2, Paragraph 4 of the Act on Securitization of Assets that has been filed pursuant to Article 4, Paragraph 1 of the Act on Securitization of Assets, including the securities (or, if a notification pursuant to Article 9, Paragraph 1 of the Asset Securitization Law regarding the amendment of the Asset Securitization Plan has been submitted, the amended Asset Securitization Plan) and the value of such securities is 1 billion yen or more;

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	(ii)	Pursuant to Article 200, Paragraph 1 of the Act on Securitization of Assets, the Special Purpose Company has entered into a trust agreement regarding the relevant Specified Assets (with limitation to the securities, acquisition and solicitation (as provided for in Article 2, Paragraph 3 of the Act and includes the reorganization issuance procedures prescribed in Article 2-2, Paragraph 2 of the FIEL) which falls under any of the cases as provided for in Article 2, Paragraph 3, Sub-paragraph (ii)(a) of the Act) with a trust company, etc. (which falls under Qualified Institutional Investors among the trust companies, etc. provided for in Article 33, Paragraph 1 of the Act on Securitization of Assets) in order for such company to conduct the management and disposition of such Specified Assets and that there is a resolution of the general meeting of the members of such Special Purpose Company for making such filing; and

	(iii)	Pursuant to Article 200, Paragraph 2 of the Act on Securitization of Assets, the Special Purpose Company has entrusted the business regarding management and disposition of the Specified Assets to the Financial Instruments Business Operator (with limitation to the person which conducts the investment management business) which is the assignee of the relevant Specified Assets or to the Financial Instruments Business Operator which has the financial base and personnel that are sufficient to duly conduct the management and disposition of the Specified Assets and that there is a resolution of the general meeting of members of such Special Purpose Company for making such filing.

☐	(26) Individual who has submitted a notification to the Commissioner of the FSA that it satisfies either of the following requirements:

	(i)	Individual who satisfies each of the following requirements:

(a) Securities Balance, which the individual holds, is 1 billion yen or more as of the Nearest Preceding Day; and

(b) one year has passed since the individual opened an account with the “Financial Instruments Firm and Registered Financial Institution” within the meaning given to it under Article 34 of the FIEL;

Or

	(ii)	The individual is an Operating Partner who satisfies each of the following requirements:

(a) Securities Balance, which the individual holds as an Operating Partner, for the business subject to contribution under the partnership agreement, silent partnership agreement, limited liability partnership agreement, or any agreement similar to any of the above agreements governed under non-Japanese laws and regulations, is 1 billion yen or more as of the Nearest Preceding Day; and

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(b) The individual has obtained, for purposes of submitting the notification, the required consent of all other partners of the partnership under the partnership agreement, the silent partners of all other silent partnership agreements having rights under the business subject to contribution regarding the silent partnership agreement or all other partners of the partnership under the limited liability partnership agreement, or all other partners under any agreement similar to any of the above agreements governed under non-Japanese laws and regulations;

☐	(27) Person (excluding individuals) conducting the following business in countries other than Japan in compliance with applicable non-Japanese laws and regulations who has submitted a notification to the Commissioner of the FSA that the amount of their stated capital (or capital commitments or total initial capital) as of the date of such notification is equal to or more than the relevant amount stated below:

	(i)	Type I financial instruments business falling under the category of securities-related business, except for those only engaging in the same type of business as the Type I electronic small amount subscription business as defined in Article 29-4-2, Paragraph 10 of the FIEL: 50 million yen;

	(ii)	investment management business: 50 million yen;

	(iii)	banking business prescribed in Article 2, Paragraph 2 of the Banking Law (Law No. 59 of 1981): 2 billion yen;

	(iv)	insurance business prescribed in Article 2, Paragraph 1 of the Insurance Business Law: 1 billion yen; or

	(v)	trust business prescribed in Article 2, Paragraph 1 of the Trust Business Law (excluding the management type trust business prescribed in Article 2, Paragraph 3 of the Trust Business Law): 100 million yen;

☐	(28) Non-Japanese government, non-Japanese governmental agency, non-Japanese local government, non-Japanese central bank or an international organization in which the nation of Japan participates (in its capacity a sovereign nation), in each case that has submitted a notification of such status to the Commissioner of the FSA; and

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☐	(29) A fund which falls under or similar to the employees’ pension fund or corporate pension fund established in accordance with foreign laws, which has made a filing with the Commissioner of the FSA to the effect that all of the following requirements are met:

	(i)	Such fund is operated for the purpose of management or delivery of, mainly, retirement funds, retirement allowance or other similar remuneration in a foreign country; and

	(ii)	The total amount of the assets in the document regarding the financial calculation for the recent business year that is equivalent to the balance sheet, deducted by the total amount of debt, is 10 billion yen or more.

☐

(30)       Other entity that is a Qualified Institutional Investors under the FIEL because it is

_______________________________________________________________ _______________________________________________________________ _______________________________________________________________.

1.c.	If the Japan Investor is NOT a Qualified Institutional Investor, please check applicable boxes in relation to the status of an Eligible Non-Qualified Institutional Investor (as defined under Article 17-12, Paragraph 1 of the Cabinet Order) as of the date hereof and the date when the Japan Investor was offered the Units:

☐	(1) The Japanese government

☐	(2) Bank of Japan.

☐	(3) The local government.

☐	(4) A Financial Instruments Business Operator or Registered Financial Institution.

☐	(5) A person who conducts the business of self-offering or investment management for partnership-type funds for which he/she/it is acting as a general partner (as stipulated in Article 17-12, Paragraph 1, Item 5 of the Cabinet Order).

☐	(6) A director, officer or employee of the Qualified Institutional Investors -Targeted Fund Business Operator (as stipulated in Article 233-2, Paragraph 1, Item 1 of the Cabinet Office Ordinance on Financial Instruments Business, etc. (the “Cabinet Office Ordinance”)).

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☐	(7) A a) Parent Company, b) Subsidiary or c) Subsidiary of the Parent Company of the Qualified Institutional Investors -Targeted Fund Operator (as stipulated in Article 233-2, Paragraph 1, Item 2 of the Cabinet Office Ordinance).

☐	(8) An investment manager for the Qualified Institutional Investors -Targeted Fund Operator (including sub-investment manager) (as stipulated in Article 233-2, Paragraph 1, Item 3 of the Cabinet Office Ordinance).

☐	(9) An investment advisor to the Qualified Institutional Investors -Targeted Fund Operator (as stipulated in Article 233-2, Paragraph 1, Item 4 of the Cabinet Office Ordinance).

☐	(10) A Director, officer or employee of those specified in Items (7) to (9).

☐	(11) A family of individual Qualified Institutional Investors -Targeted Fund Operator and those specified in Item (6) and Items (8) to (10) (as stipulated in Article 233-2, Paragraph 1, Item 6 of the Cabinet Office Ordinance).

☐	(12) A company that issues share certificates which are listed on a Financial Instruments Exchange.

☐	(13) A legal entity with JPY 50 million or more of paid-in capital.

☐	(14) A legal entity with JPY 50 million or more of net assets.

☐	(15) A juridical person incorporated by a specific act of incorporation pursuant to the provisions of any specific act.

☐	(16) A tokutei mokuteki kaisha (TMK).

☐	(17) A Corporate Pension Fund whose financial assets amount to no less than 10 billion yen (as stipulated in Article 17-12, Paragraph 1, Item 12 of the Cabinet Order).

☐	(18) A foreign juridical person.

☐	(19) An individual whose financial assets amount to no less than 100 million yen, and who opened his/her securities account more than 1 year ago (as stipulated in Article 233-2, Paragraph 3, Item 1 of the Cabinet Office Ordinance).

☐	(20) An individual who, as a general partner of a partnership, an operator for tokumei kumiai, an executive partner of a limited liability partnership or a similar person under non-Japanese laws, holds financial assets of such fund that amount to no less than 100 million yen (in case such individual makes a transaction in such capacity) (as stipulated in Article 233-2, Paragraph 3, Item 2 of the Cabinet Office Ordinance).

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☐	(21) Public Interest Incorporated Association or Public Interest Incorporated Foundation amount to no less than 25% of whose voting rights or contributed money are held by the Japanese government or the local government, and whose business purpose is to develop local industries (as stipulated in Article 233-2, Paragraph 4, Item 1 of the Cabinet Office Ordinance).

☐	(22) A Surviving Employees' Pension Fund whose financial assets amount to no less than 10 billion yen (as stipulated in Article 233-2, Paragraph 4, Item 2 of the Cabinet Office Ordinance).

☐	(23) A non-Japanese pension fund that is equivalent to Corporate Pension Fund or a Surviving Employees’ Pension Fund, whose financial assets amount to no less than 10 billion yen (as stipulated in Article 233-2, Paragraph 4, Item 3 of the Cabinet Office Ordinance).

☐	(24) A legal entity whose financial assets amount to no less than 100 million yen (as stipulated in Article 233-2, Paragraph 4, Item 4(a) of the Cabinet Office Ordinance).

☐	(25) A legal entity, which as a general partner of a partnership, an operator for tokumei kumiai, an executive partner of a limited liability partnership or a similar person under non-Japanese laws, holds financial assets that amount to no less than 100 million yen (as stipulated in Article 233-2, Paragraph 4, Item 4(b) of the Cabinet Office Ordinance).

☐	(26) A Subsidiary or Related Company of the following (as stipulated in Article 233-2, Paragraph 4, Item 5 of the Cabinet Office Ordinance):

(i) a Financial Instruments Business Operator or Registered Financial Institution;

(ii) a listed company;

(iii) a legal entity with JPY 50 million or more of paid-in capital; or

(iv) a legal entity with JPY 50 million or more of net assets.

☐	(27) A certain asset management company of the individual set forth in Item (19) or Item (20) (as stipulated in Article 233-2, Paragraph 4, Item 6 of the Cabinet Office Ordinance).

☐	(28) An issuer of a certain non-Japanese partnership interests (as stipulated in Article 233-2, Paragraph 4, Item 7 of the Cabinet Office Ordinance).

☐	(29) An asset management company whose investment revenue amounts to no less than 75% of all revenue (as stipulated in Article 233-2, Paragraph 4, Item 8 of the Cabinet Office Ordinance).

☐	(30) The undersigned is NOT an Eligible Non-Qualified Institutional Investor.[19]

19 A Japanese resident investor who is neither an Eligible Non-Qualified Institutional Investor nor Qualified Institutional Investor cannot acquire the Units.

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1.d.	If the Japan Investor is a Professional Investor (tokutei toshika), please check the category or categories that apply to the Japan Investor:

☐	(1) Qualified Institutional Investor

☐	(2) The Japanese government

☐	(3) Bank of Japan

☐	(4) juridical persons incorporated by a specific act of incorporation pursuant to the provisions of any specific act;

☐	(5) an Investor Protection Fund as prescribed in Article 79-21 of the FIEL;

☐	(6) Deposit Insurance Corporation of Japan;

☐	(7) the Agricultural and Fishery Cooperative Savings Insurance Corporation;

☐	(8) the Insurance Policyholders Protection Corporation of Japan prescribed in Article 259 of the Insurance Business Act;

☐	(9) a Special Purpose Company;

☐	(10) a company that issues share certificates which are listed on a Financial Instruments Exchange;

☐	(11) a stock company whose stated capital is expected to amount to 500 million yen or more, reasonably judging from the status of the transactions thereof or any other circumstances;

☐	(12) a financial instruments firm, or a juridical person that falls under the category of a Notifier of Specially Permitted Business Activities as prescribed in Article 63, Paragraph 3 of the FIEL; and

☐	(13)	a foreign juridical person.

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1.e.	If the Japan Investor is a Professional Investor as specified in 1.d. above, the Japan Investor confirms that the following notification under Article 34 of the FIEL has been made to it by the Fund:

The Japan Investor may request that the Fund treat the Japan Investor as “a customer other than a Professional Investor” (the “General Investor”). If the Japan Investor makes such a request, the Fund will treat the Japan Investor as a General Investor, if and when the Fund solicits for or enters into the similar type of agreement or transaction concerning securities stipulated in Article 53, item 1 of the Cabinet Office Ordinance as from the date of an acceptance letter for the request as delivered by the Fund.

☐ Confirmed

2.	Collective Investment Scheme or Special Purpose Company Status:

2.a.          Is the Japan Investor either: (x) a collective investment scheme, such as a nin-i kumiai under the Civil Code of Japan, a toshi jigyo yugen sekinin kumiai under the Limited Partnership Act for Investment of Japan, a yugen sekinin jigyo kumiai under the Limited Liability Partnership Law of Japan or an eigyo-sha of a tokumei kumiai in respect of the business of investment in the Units under the Commercial Code of Japan; or (y) a special purpose company, such as a tokubetsu mokuteki kaisha under the Cabinet Office Ordinance Concerning Financial Instruments Exchange Business or tokutei mokuteki kaisha under the Law Concerning Asset Liquidation of Japan?

☐ Yes      ☐ No

2.b.	If question 2.a above was answered “Yes,” please indicate the type of the collective investment scheme or special purpose company referenced in question 2.a.

________________________________________________________________

2.c.	If question 2.a above was answered “Yes,” please provide the number of: (x) partners (tokumei kumiai-in in the case of a tokumei kumiai) in the collective investment scheme; or (y) members (sha-in) in the special purpose company, who are Qualified Institutional Investors and who are not Qualified Institutional Investors.

The number of Qualified Institutional Investors: _____________________

The number of non-Qualified Institutional Investors: _______________

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3.	Japanese Anti-Money Laundering Regulations.

3.a.	Identity Verification

i.	Authorized person

Please fill in the name and title of the director or employee of the Japan Investor who is authorized to act on behalf of the Japan Investor in respect of the subscription of the Units:

Name: _______________________________________

Title: ________________________________________

ii.	Identity verification documents

(1) For Japan Investors

All certified true copies of the original documents must be delivered to the Fund care of the address set forth in “SUBSCRIPTION DOCUMENT INSTRUCTIONS”.

(2) For Japan Investors that are entities

Japan Investors that are entities must (i) submit an original copy of a certificate of corporate registration (toki jiko shomeisho), a certificate of registered seal (inkan toroku shomeisho) or any other document certified by the relevant governmental entity that indicates the entity’s name and the address of its principal office and (ii) submit a copy of a document issued by a governmental entity or required by law to be prepared by the Japan Investor that indicates its business purposes, such as a certificate of corporate registration (toki jiko shomeisho) or the articles of incorporation (teikan). Such Japan Investors must also submit (i) a certified true copy of a passport or a driver’s license verifying the individual’s name, current address and date of birth of the authorized person specified in question 3.a.i above and (ii) submit a document certifying his/her representative power.20

(3) For Japan Investors who are individuals

Japan Investors who are individuals must submit a certified true copy of a passport or a driver’s license verifying the individual’s name, current address and date of birth.

The document issued or certified by the governmental entity must be unexpired, or (if it has no expiration date) must have been issued or certified within six months. Japan Investors may be required to provide additional anti-money laundering information as applicable.

3.b.	If the Japan Investor is the Japanese government, the local government, a listed company or any other investor specified under Article 14 of the Order for Enforcement of the Act concerning Prevention of Transfer of Criminal Proceeds, as amended, such Japan Investor does not need to answer this Question 3.

i.	Purpose of the transaction

Please indicate the purpose of your subscription for Units in the Fund:

☐ Long-term investment

20 Once the Fund receives a copy of the above-stated documents, the Fund would need to send a transaction-related document to the address of the company and the person in charge by a registered mail with no forwarding services in order to complete the Japanese KYC process.

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☐ Other (please indicate): __________________________________

ii.	If the Japan Investor is a juristic person (hojin), please indicate each Ultimate Controlling Person:

Name:____________________________________________________

Address (for an entity, address of its principal office):

_________________________________________________________

_________________________________________________________

Date of Birth (MM/DD/YYYY) (if such Ultimate Controlling Person is an individual):

_________________________________________________________

Name: ____________________________________________________

Address (for an entity, address of its principal office):

_________________________________________________________

_________________________________________________________

Date of Birth (MM/DD/YYYY) (if such Ultimate Controlling Person is an individual):

_________________________________________________________

The relationship between the Japan Investor and the Ultimate Controlling Person

☐ Holding more than 50% of the total voting rights directly or indirectly

☐ Holding more than 25% of the total voting rights directly or indirectly

☐ Substantially controlling the Japan Investor as (                                  ).

(e.g, major creditor, founder, etc.):

☐ a person who is representing and conducting the business

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For purposes of the questions in this Item 3, the Ultimate Controlling Person of a juristic person should be determined as follows:

(i) In case voting rights of the above juristic person (hojin) are allocated in proportion to the shares held by its shareholders (e.g. stock corporations):

Is there any natural person (*1) who owns more than 50% of total voting rights of the above juristic person directly or indirectly? (*2)
Yes
Such person is an Ultimate Controlling Person. (*3)
No
Is there any person who owns more than 25% of total voting rights of the above juristic person directly or indirectly? (*2)
Yes
Such person is an Ultimate Controlling Person. (*3)
No
Is there any natural person substantially controlling the above juristic person? (*4)
Yes
Such person is an Ultimate Controlling Person
No
The natural person representing and executing the duty of the above juristic person is an Ultimate Controlling Person.

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(ii) In case the juristic person does not qualify under Item (i) (e.g. membership company):

Is there any natural person (*1) who receives more than 50% of total profit as dividends from the above juristic person?
Yes
Such person is an Ultimate Controlling Person. (*3)
No
Is there any natural person (*1) who receives more than 25% of total profit as dividends from the above juristic person?
Yes
Such person is an Ultimate Controlling Person. (*3)
or
Is there any natural person substantially controlling the above juristic person? (*4)
Yes
Such person is an Ultimate Controlling Person.
No for each of the above questions
The natural person representing and conducting the businesses of the above juristic person is an Ultimate Controlling Person.

(*1) The State, government agency, local government, listed / registered company on a stock exchange, or its subsidiary are deemed to be a natural person for the purpose of determining an Ultimate Controlling Person.

(*2) The ratio of “direct and indirect” ownership is determined by the sum of (i) the voting right ownership ratio of the natural person and (ii) the voting right ownership ratio of his/her controlling entity (meaning an entity of which he/she has more than 50% of the voting rights (including indirect voting rights owned through other controlling entities)).

(*3) Except for a person who clearly does not have an intention or ability to substantially control the business of the above juristic person.

(*4) A person who is deemed to have power to control the business activity of the above juristic person through investment, financing, transactions or other relationships.

iii.	Business or occupation of the Investor

(1) For any Japan Investor that is a non-judicial association or organization, please indicate the business of the Investor:

☐ Agriculture / Forestry / Fishery

☐ Manufacturing

☐ Construction

☐ Information / Communication

☐ Transportation

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☐ Wholesale / Retail

☐ Finance / Insurance

☐ Real Estate

☐ Service

☐ Other (please indicate): __________________________________

(2) For any Japan Investor who is an individual, please indicate the occupation of the Investor:

☐ Company / organization officer

☐ Company / organization staff

☐ Public servant

☐ Sole proprietor / self employed

☐ Part time / temporary / contract employee

☐ Housewife

☐ Student

☐ Retired or out of work

☐ Other (please indicate): ____________________________________

iv.	Foreign Politically Exposed Persons

(1) If the Japan Investor is an individual:

(i) Does the Japan Investor hold one of the Foreign Important Positions or did the Japan Investor hold one of the Foreign Important Positions in the past?

☐ Yes                 ☐ No

(ii) Is the Japan Investor a Family member of a person who holds a Foreign Important Position or held a Foreign Important Position in the past?

☐ Yes                 ☐ No

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(2) If the Japan Investor is a juristic person (hojin):

(i) Is there any Ultimate Controlling Person who holds one of the Foreign Important Positions or held one of the Foreign Important Positions in the past?

☐ Yes                 ☐ No

(ii) Is there any Ultimate Controlling Person who is a Family member of the person who holds a Foreign Important Position or held a Foreign Important Position in the past?

☐ Yes                 ☐ No

For purposes of these questionnaires, a “Foreign Important Position” is (i) head of State, (ii) position equivalent to Prime Minister / Minister of State / Senior Vice Minister of Japan, (iii) position equivalent to Chairman of the House of Representatives / Vice Chairman of the House of Representatives / Chairman of the House of Councilors / Vice Chairman of the House of Councilors of Japan, (iv) position equivalent to Justice of the Supreme Court of Japan, (v) position equivalent to Ambassador Extraordinary and Plenipotentiary / Envoy Extraordinary and Minister Plenipotentiary / Ambassador on Special Mission / Representative of the government / Plenipotentiary of Japan, (vi) position equivalent to Chief of Staff, Joint Staff / Vice Chief of Staff, Joint Staff / Chief of Staff, Ground Self-Defence Force / Vice Chief of Staff, Ground Self-Defence Force / Chief of Staff, Maritime Self-Defence Force / Vice Chief of Staff, Maritime Self-Defence Force / Chief of Staff, Air Self-Defence Force / Vice Chief of Staff, Air Self-Defence Force, (vii) executive of central bank or (viii) executive of a corporation which is required to obtain the approval of national assembly for the budget.

And also, “Family” means a spouse (including common-law spouse), parents, children, brothers and sisters, parents of spouse or children of spouse.

ANNEX 7

Annex 7

CONFIRMATION AS TO PROFESSIONAL CLIENT STATUS UNDER MIFID

TO BE COMPLETED BY ALL INVESTORS FROM THE EEA

Please check the applicable statements below pursuant to which the Investor qualifies as a “professional client” as defined under Annex II to Directive 2014/65/EU (“MiFID”). The Investor agrees to provide such further information and execute and deliver such documents as the Manager may reasonably request to verify its status as a professional client.

PLEASE CHECK ONE OR MORE STATEMENTS, AS APPLICABLE, BELOW

The Investor possesses the experience, knowledge and expertise to make its own investment decisions and properly assess the risks involved and is one of the following types of client:

1.	☐

An entity which is required to be authorised or regulated to operate in the financial markets (including entities authorised by a European Union member state (a “Member State”) under a directive, entities authorised or regulated by a Member State without reference to a directive, and entities authorised or regulated by a non-Member State), such as:

☐ a credit institution;

☐ an investment firm;

☐ any other authorised or regulated financial institution;

☐ an insurance company;

☐ a collective investment scheme or management company of such a scheme;

☐ a pension fund or a management company of such a pension fund;

☐ a commodity or commodity derivatives dealer;

☐ a local; OR

☐ any other institutional investor.

	OR
2.	☐	A large undertaking meeting two of the following size requirements on a company basis:
		• balance sheet total equal to or exceeding:	€20,000,000
		• net turnover total equal to or exceeding:	€40,000,000
		• own funds total equal to or exceeding:	€2,000,000
	OR

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3.	☐	A national or regional government, a public body that manages public debt at national or regional level, a central bank, an international and supranational institution (such as the World Bank, the International Monetary Fund, the European Central Bank or the European Investment Bank) or any other similar international organisation.
OR
4.	☐	Any other institutional investor whose main activity is to invest in financial instruments, including entities dedicated to the securitisation of assets or other financing transactions.
OR
5.	☐	The Investor is none of the above, but for the purposes of this transaction or type of transaction and at its request, it has been categorised by an authorised investment firm as a professional client in accordance with the assessment procedure and formalities specified in Section II of Annex II to MiFID, particulars of which have been provided separately to the Manager.

TO BE COMPLETED BY ALL INVESTORS FROM THE EEA

PLEASE RESPOND TO THE FOLLOWING STATEMENTS BY CHECKING THE APPLICABLE BOX

A.	Confirmation of Receipt of Pre-Investment Disclosure

The Investor has received and read the information set out in the Memorandum that has been prepared for the purposes of providing additional information about the Fund as required pursuant to Article 23 of the AIFMD.

☐        Yes         ☐     No

B.	Confirmation of Ability to Disclose Side Letters

Save as otherwise agreed with the Fund or Adviser (but only to the extent such agreement is consistent with the disclosure obligations set out in Article 23(1)(j) of the Alternative Investment Fund Managers Directive 2011/61/EU (the “AIFMD”)), if the Investor is or becomes the addressee recipient of a Side Letter in connection with its subscription, the Investor hereby consents to the disclosure of such Side Letter to those persons whom the Fund or Adviser may determine for the purposes of complying with the AIFMD in its sole discretion.

☐        Yes         ☐     No

C.	Location of Marketing in the EEA

We acknowledge that for the purposes of marketing of the Units to investors domiciled or with a registered office in the European Economic Area (“EEA”), the Adviser intends to rely on the ability to market the Fund under the national private placement laws in such EEA member states as it may select and in which private placement is permitted pursuant to Article 42 of the EU Alternative Investment Fund Managers Directive (Directive 2011/61/EU), as amended from time to time (the “AIFMD”).  For the purposes of this Annex:

“specified jurisdiction” means:

(i)	in respect of a natural person, the member state in the European Economic Area (“EEA”) of habitual residence or domicile of that individual;

(ii)	in respect of a legal entity, the member state of the EEA in which it is organised or has its seat or registered office; and

(iii)	in respect of an investor without legal personality, the member state of the EEA in which it has a registered office or, if no registered office, the member state of the EEA in which it has its principal place of business.

We represent and warrant to the Adviser and the Fund that:

(i)	the country specified as the permanent address of the Investor in question 1 of Part A of the Investor Questionnaire is the specified jurisdiction of the Investor;

☐        Yes         ☐     No

If “No” please specify: ____________________

(ii)	the individual executing this Subscription Agreement is either:

(a)	not acting in relation to the acquisition of the Units in the capacity of an external, discretionary portfolio manager;

OR

(b)	acting in relation to the acquisition of the Interests in the capacity of an external, discretionary portfolio manager, but in doing so, the discretionary portfolio manager is either:

(1)	performing the discretionary portfolio management activity outside of the EEA; or

(2)	performing the discretionary portfolio management activity in the specified jurisdiction and is a person to whom the Interests may lawfully be marketed under the laws applicable to such marketing in the specified jurisdiction;

☐        Yes         ☐     No

(iii)	the final decision to acquire Units in the Fund has been taken by the decision-makers of the Investor or, if applicable, by the discretionary portfolio manager, acting in accordance with its applicable constitutional documents or internal policies and procedures for making investments either:

(a)    outside of the EEA; or

(b)   in the specified jurisdiction of the Investor.

☐        Yes         ☐     No

If “No”, please specify relevant jurisdiction in which the final decision to acquire Interests in the Partnership has been taken: ____________________

D.	Please state the legal status of the Applicant:

☐	Limited Company	☐	Limited Liability Corporation	☐	Limited Liability Partnership

☐	Limited Partnership	☐	Church Body	☐	Occupational Pension Scheme/Pension Plan

☐	UK Registered Charity	☐	Individual	☐	Endowment

☐	Trust	☐	Other (please specify): ____________

E.	Please confirm the investor group to which the Applicant belongs:

☐	Non-financial corporation	☐	Bank	☐	Other financial institution

☐	Insurance corporation	☐	Pension fund	☐	Other collective investment undertaking

☐	General government	☐	Household	☐	Unknown

☐	None of the above

EXHIBIT A

RULE 506(D) EVENTS QUESTIONNAIRE

Disqualifying Events

Please check all appropriate boxes below that are next to the category or categories of “Disqualifying Events.”

You and/or any person who through your Units in the Fund (including anyone who has investment discretion on your behalf), beneficially owns Units in the Fund:

☐	(i) Have been convicted, within the past 10 years, of any felony or misdemeanor within the United States:

(A) in connection with the purchase or sale of any security;

(B) involving the making of any false filing with the SEC; or

(C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities.

☐	(ii) Are subject to any order, judgment or decree of any court of competent jurisdiction, entered within the past 5 years, that restrains or enjoins you from engaging or continuing to engage in any conduct or practice:

(A) in connection with the purchase or sale of any security;

(B) involving the making of any false filing with the SEC; or

(C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities.

☐	(iii) Are subject to a final order[21] of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(A) Bars you from:

(1) Association with an entity regulated by such commission, authority, agency or officer;

(2) Engaging in the business of securities, insurance or banking; or

(3) Engaging in savings association or credit union activities; or

[21]	Final order means a written directive or declaratory statement issued by a federal or state agency under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

EXHIBIT A

(B) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within the past 10 years.

☐	(iv) Are subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act of 1934 or Section 203(e) or (f) of the Investment Advisers Act of 1940 that:

(A) Suspends or revokes your registration as a broker, dealer, municipal securities dealer or investment adviser;

(B) Places limitations on your activities, functions or operations;

(C) Bars you from being associated with any entity or from participating in the offering of any penny stock.

☐	(v) Are subject to any order of the SEC entered within the past 5 years that orders you to cease and desist from committing or causing a violation or future violation of:

(A) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and 17 CFR 240.10b-5, Section 15(c)(1) of the Securities Exchange Act of 1934 and Section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder; or

(B) Section 5 of the Securities Act of 1933.

☐	(vi) Are suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

☐	(vii) Have filed (as a registrant or issuer), or were or were named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within the past 5 years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

☐	(viii) Are subject to a United States Postal Service false representation order entered within the past 5 years, or are subject to temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

☐	(ix) None of the above.

EXHIBIT A

If you checked box or boxes (i) through (viii) above, please provide a description of each disqualifying event in the space provided below, including the date such conviction, order, judgment, decree, suspension, expulsion or bar occurred:

If you checked box or boxes (i) through (viii) above and the Disqualifying Event(s) occurred before September 23, 2013, (1) do the description(s) you provided above sufficiently disclose such Disqualifying Event(s) in accordance with the requirements in Rule 506(e) under the Securities Act of 1933 and (2) do you authorize disclosure of the description(s) above to current and prospective investors in the Fund?

☐ Yes                  ☐ No

Waivers

If you checked box or boxes (i) through (viii) above and the Disqualifying Event(s) occurred after September 23, 2013, please check a box below indicating whether Disqualifying Event(s) described above is/are subject to a waiver, order, judgment or decree described in Annex A (a “Waiver”).

☐ Yes                  ☐ No

If you checked “Yes” above, (1) have you provided a copy of the applicable Waiver referenced above to the general partner of the Fund; (2) have you complied with and are you complying with the terms and conditions of any applicable Waiver and such Waiver has not been revoked or further conditioned; (3)  if a condition of the Waiver requires disclosure to prospective investors in the Fund, does the description you provided above comply with the requirements of the applicable Waiver; and (4) do you authorize the disclosure of such description to current and prospective investors of the Fund?

☐ Yes                  ☐ No

Discretionary Management

Please check a box below indicating whether any third party has discretion to make such investment in the Fund on your behalf:

☐ Yes                  ☐ No

If you checked “Yes” box, please list the name of the discretionary manager below.